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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           HAWKER PACIFIC AEROSPACE
                           (Name of Subject Company)


                           HAWKER PACIFIC AEROSPACE
                       (Name of Person Filing Statement)

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                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  420123 10 1
                     (Cusip Number of Class of Securities)

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                               James R. Bennett
                     Chief Financial Officer and Secretary
                           Hawker Pacific Aerospace
                               11240 Sherman Way
                             Sun Valley, CA 91352
                                (818) 765-6201
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications On Behalf of the Person Filing Statement)

                               -----------------

                                With a Copy to:

                               K.C. Schaaf, Esq.
                            Michael E. Flynn, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite 1600
                        Newport Beach, California 92660
                                (949) 725-4000

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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

   The name of the subject company is Hawker Pacific Aerospace, a California corporation (the "Company"). The address of the principal executive offices of the Company is 11240 Sherman Way, Sun Valley, California 91352. The telephone number of the Company at its principal executive offices is (818) 765-6201.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, no par value, of the Company (the "Common Stock"). As of March 5, 2002, there were 10,196,257 shares of Common Stock outstanding, and an additional 690,122 shares of Common Stock were then issuable upon exercise of other securities, including 342,406 shares of Common Stock issuable upon exercise of then outstanding options to purchase Common Stock and 347,716 shares of Common Stock issuable upon exercise of then outstanding warrants to purchase Common Stock.

   Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Lufthansa Technik"), has stated that it beneficially owns 7,451,357 shares, constituting a 72.7% beneficial ownership in the Company on a fully-diluted basis. As used herein, "fully-diluted basis" takes into account the conversion or exercise of all outstanding options and other rights and securities exercisable or convertible into Common Stock with exercise or conversion prices of less than $3.25 per share. The balance of those outstanding and issuable shares of Common Stock (i.e., the shares not beneficially owned by Lufthansa Technik), are referred to in this Statement as the "Shares."

Item 2.  Identity and Background of Filing Person.

   The Company is both the subject company and the filing person. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to a tender offer by LHT Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lufthansa Technik (the "Purchaser"), to purchase all of the Shares, at a purchase price of $3.25 per Share (the "Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal are being mailed to shareholders together with this Statement and are filed as exhibits to the Tender Offer Statement on Schedule TO, filed by Lufthansa Technik and the Purchaser with the Securities and Exchange Commission on March 11, 2002 (as may be amended or supplemented from time to time, the "Schedule TO"). The Purchaser's offer, as set forth in the Offer to Purchase and in the Letter of Transmittal and described in the Schedule TO, is referred to as the "Offer."

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) to this Statement. Lufthansa Technik and the Purchaser have explained, in the Offer and in the Schedule TO, and the Merger Agreement provides, that the Purchaser will not purchase any Shares in the Offer unless such number of tendered Shares, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company on a fully-diluted basis. In order to satisfy the foregoing minimum tender condition, approximately 1,767,574 of the Shares must be tendered and not withdrawn prior to the expiration of the Offer. The Offer is also subject to other conditions, all of which, including the minimum tender condition described above, are waivable by the Purchaser.

   Lufthansa Technik and the Purchaser have also explained, in the Offer and in the Schedule TO, and the Merger Agreement provides, that if the Purchaser purchases Shares in the Offer such that the number of Shares purchased, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company, then Lufthansa Technik intends to effect a short-form merger of the Purchaser with the Company (the "Merger") in accordance with the California General

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Corporation Law (the "CGCL"). In the Merger, each Share not then held by
Lufthansa Technik or the Purchaser (other than Shares held by persons who properly perfect appraisal rights under California law) would be exchanged for the same consideration received for each Share in the Offer. If the Merger is completed, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Lufthansa Technik.

   Upon completion of the Offer and the Merger, Lufthansa Technik and the Purchaser intend to cause the Company to file an application to withdraw the Common Stock from listing on the Nasdaq National Market, to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to file a Form 15 with the Securities and Exchange Commission to suspend the Company's obligation to file reports under the Exchange Act.

   The Schedule TO states that the principal executive offices of the Purchaser are located at 6501 East Apache, Suite 206, Tulsa, Oklahoma 74115, that the principal executive offices of Lufthansa Technik are located at Weg beim Jager 193, D-22335 Hamburg, Germany, and that Lufthansa Technik is controlled by Deutsche Lufthansa AG, a corporation organized under the laws of the Federal Republic of Germany having its principal executive offices at Von-Gablenz-Str. 2-6, 50679 Cologne, Germany.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   Except as described in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated into this Statement by reference, to the Company's knowledge as of the date of this Statement, there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) any of the Company's executive officers, directors or affiliates or (2) Lufthansa Technik or any of Lufthansa Technik's executive officers, directors or affiliates.

  The Merger Agreement

   The summary of the Merger Agreement and the description of the conditions of the Offer, contained in Sections 18 and 19, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated herein by this reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

  The Confidentiality Agreement

   The Company and Lufthansa Technik entered into an Agreement for Non-Use and Non-Disclosure of Confidential Information dated as of March 4, 2002 (the "Confidentiality Agreement"), pursuant to which Lufthansa Technik agreed to maintain the confidentiality of information it received in connection with its due diligence review of the Company. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement.

  Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates

   Certain agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under these captions: "Election of Directors," "Executive Officers," "Compensation of Directors and Executive Officers," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Relationships and Related Transactions." These portions of the proxy are filed as part of Exhibit (e)(4) to this Statement and are incorporated herein by this reference. See also the

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Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 under Note 8 (Stock Option Plan) to the audited consolidated financial statements of the Company. This note is filed as part of Exhibit (e)(3) to this Statement and incorporated herein by this reference.

  Certain Arrangements between the Company and Lufthansa Technik

   Lufthansa Technik has stated that it beneficially owns 7,451,357 shares of the outstanding and currently issuable shares of Common Stock of the Company, constituting a 72.7% beneficial ownership in the Company on a fully-diluted basis as of March 5, 2002. The transactions and arrangements pursuant to which Lufthansa Technik acquired such beneficial ownership are described in Section 1 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, and such description is incorporated herein by this reference. Such description is also included by Lufthansa Technik in its statement on Schedule 13D, as amended, under the caption: "Item 5. Interest in Securities of the Issuer."

   In connection with Lufthansa Technik's initial purchase of outstanding shares of Common Stock in the Company on September 20, 2000, the Company and certain management shareholders entered into various agreements and arrangements with Lufthansa Technik, including a voting agreement granting Lufthansa Technik the right to appoint three of the seven members of the Board of Directors of the Company (the "Board"). Since September 2000, the Company has entered into several additional agreements and arrangements with Lufthansa Technik, including purchases of the preferred stock of the Company, no par value (the "Preferred Stock"), conversions of shares of Preferred Stock and debt into shares of Common Stock, debt financings and loans, loan guarantees and a revolving line of credit.

   Certain of these and other agreements and arrangements between the Company and Lufthansa Technik are described in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 under these captions: "Item 1. Business," "Item 5. Market for Registrant's Common Equity and Related Shareholder Matters," and Note 7 (Related Party Transactions), Note 10 (Redeemable Preferred Stock) and Note 14 (Subsequent Events) to the audited consolidated financial statements of the Company. Portions of these items and notes are filed as part of Exhibit (e)(3) to this Statement and incorporated herein by this reference.

   Also see the discussion in (i) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 under the caption "Part II-Item
2. Changes in Securities and Use of Proceeds," and Note 3 (Related Party Transactions) to the unaudited condensed consolidated financial statements;
(ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 under Note 3 (Related Party Transactions) and Note 6 (Subsequent Events) to the unaudited condensed consolidated financial statements; and (iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 under the caption "Part II-Item 4. Submission of Matters to a Vote of Security Holders," and Note 3 (Note Payable to Related Party) and
Note 7 (Subsequent Events) to the unaudited condensed consolidated financial statements. Portions of these items and notes from each of these three quarterly reports are filed as part of Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7), respectively, to this Statement and incorporated herein by this reference.

   Also see the discussion in the Company's Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under these captions: "Election of Directors," "Approval of the Warrant to Lufthansa Technik AG," "Approval of Proposed Issuance to LHT of 35,582 Dividend Shares," "Executive Officers," "Compensation of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management," and "Certain Relationships and Related Transactions." These portions of the proxy are filed as part of Exhibit (e)(4) to this Statement and are incorporated herein by this reference. The results of the shareholder vote with respect to the matters set forth in the proxy are described in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 under the caption "Part II-Item 4. Submission of Matters to a Vote of Security Holders." Portions of this item are filed as part of Exhibit (e)(7) to this Statement and incorporated herein by this reference.


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  Lufthansa Technik's Relationships with the Company's Directors

   In reviewing the balance of this Statement, shareholders should know that certain members of the Company's management and the Board have relationships with Lufthansa Technik that may present actual or potential conflicts of interest in that such members may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally.

   As of March 3, 2002, the Board had seven members: Richard Fortner, August Wilhelm Henningsen, Mellon C. Baird, Dr. Peter Jansen, Joel F. McIntyre, Laurans A. Mendelson and James C. Stoecker. Mr. Baird died on March 4, 2002. A successor has not been appointed as of March 11, 2002.

   Certain biographical information with respect to the members of the Board is contained in Schedule II to the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, and incorporated herein by this reference. For additional biographical information, see also the Company's Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under the caption "Election of Directors." This portion of the proxy is filed as part of Exhibit (e)(4) to this Statement and is incorporated herein by this reference; provided, however, that the information contained in Schedule II to the Offer to Purchase is more current and shall supersede the corresponding information in the proxy for purposes of incorporation by reference in this Statement.

   Messrs. Henningsen, Jansen and Stoecker were nominated by Lufthansa Technik pursuant to its right to nominate three members to the Board and, additionally, each has an existing employment relationship with Lufthansa Technik or one of its affiliates. Messrs. Henningsen and Jansen are members of Lufthansa Technik's executive board. See the Company's Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on September 4, 2001 under the caption "Election of Directors" for a more detailed description of these members' relationship with Lufthansa Technik. This portion of the proxy is filed as part of Exhibit (e)(4) to this Statement and is incorporated herein by this reference.

   Mr. Mendelson is President, Chief Executive Officer and Chairman of the Board of HEICO Corporation. Lufthansa Technik owns an approximate 20% interest in one of HEICO Corporation's two major subsidiaries, HEICO Aerospace, and has the right to elect two members out of seven to the subsidiary's board of directors. Lufthansa Technik is also a customer of the subsidiary.

   Mr. Fortner has no present relationship with Lufthansa Technik, but it is expected that he will be employed by the Company in its operations after the consummation of the Merger. The Company is not aware of any present agreements, arrangements or understandings between Mr. Fortner and Lufthansa Technik in connection with any such employment.

   The Board considered carefully the actual and potential conflicts of interest of certain of its members before establishing a special committee of independent directors (the "Special Committee"), initially comprised of Messrs. Baird, McIntyre and Mendelson, to consider any proposed offer which Lufthansa Technik might make for the Shares. (See Item 4 of this Statement for a description of the proposed offer). The Board concluded that Messrs. Henningsen, Jansen and Stoecker may have actual or potential conflicts in considering the transactions contemplated by the Merger Agreement as a result of their relationships with Lufthansa Technik. The Board concluded that Messrs. Baird, McIntyre and Mendelson were independent and did not have any such actual or potential conflicts. The Board specifically considered the facts surrounding Mr. Mendelson's connection with Lufthansa Technik in determining his independence. With respect to Mr. Fortner, the Board did not identify any actual or potential conflicts, but determined that Mr. Fortner should not serve on the Special Committee because of his role as an officer of the Company, since the Company is owned and controlled by Lufthansa Technik. In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Board authorized compensation to members of the Special Committee. (See Item 5 of this Statement for a description of the compensation).

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  Effects of the Offer and the Merger under Company Stock Plans.

   The summary of the treatment of stock options under the Merger Agreement contained in Section 10 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by this reference. Such summary and the following summary in this paragraph are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. The Merger Agreement contemplates having the Company accelerate all unvested options immediately following execution of the Merger Agreement and permitting the holders of options with exercise prices per share less than the Offer Price to exercise their options on a conditional basis. The exercise is conditioned on the Purchaser actually purchasing the Shares pursuant to the Offer. The exercise of options with exercise prices per share less than the Offer Price will also be on a "cashless" basis. If the Shares are purchased, each holder of such an option will receive consideration for tendered option Shares equal to the difference between the Offer Price and the exercise price per share. If the Shares are not purchased, the option will be deemed to have not been exercised.

  Effect of Merger on Directors and Officers of the Company

   The summary of the effect of the Merger on directors and officers of the Company contained in Sections 4 and 18 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated herein by this reference. Such summary and the following summary in this paragraph are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement. If the Merger is effected, the directors and officers of the Company at the effective time of the Merger shall remain as directors and officers of the Company until their successors shall have been duly elected or qualified or until their earlier death, resignation or removal in accordance with the CGCL and the articles of incorporation and bylaws of the Company. Lufthansa Technik has indicated that it plans to conduct a detailed review of the Company after consummation of the Merger to determine what, if any, changes to the current officers and directors of the Company would be desirable. Presently, however, neither the Company nor its executive officers or directors have entered into any agreement, arrangement or understanding with Lufthansa Technik regarding the continuation or termination of their service as officers and directors following the consummation of the Merger.

  Indemnification and Related Arrangements

   The Merger Agreement provides that for six years after the effective time of the Merger, Lufthansa Technik and the Company (as constituted after the Merger) will not amend, repeal or otherwise modify the Company's articles of incorporation or bylaws so as to adversely affect the rights of the former officers and directors of the Company in respect of indemnification and exculpation from liability for acts or omissions occurring prior to the effective time of the Merger, provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. For a period of four years after the effective time of the Merger, Lufthansa Technik will use its commercially reasonable best efforts to provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the effective time of the Merger on terms with respect to coverage and amount no less favorable than those of the policy then in effect, provided that Lufthansa Technik may instead purchase a three-year extended reporting period endorsement under Lufthansa Technik's directors' and liability insurance coverage, and in no event shall Lufthansa Technik be obligated to pay premiums in excess of 150% of the amount per annum that the Company paid in the fiscal year ended December 31, 2001. If Lufthansa Technik does not cause to be maintained such directors' and officers' insurance policies, then, for a period of four years after the effective time of the Merger, Lufthansa Technik unconditionally and irrevocably guarantees and promises to perform and to pay on demand, as and when the same shall become due, all of the statutory, articles of incorporation and bylaws indemnification obligations to the former officers and directors of the Company for acts or omissions occurring prior to the effective time of the Merger.

   The foregoing summary of indemnification and related arrangements between Lufthansa Technik and the Company is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement.

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Item 4.  The Solicitation or Recommendation.

  (a) Recommendation of the Board.

   For the reasons set forth below, at a meeting held on March 7, 2002, at the recommendation of the Special Committee, the Board, (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Mr. Stoecker did not attend the meeting and Mr. Mendelson participated by telephone. Accordingly, the Board recommends that holders of the Shares tender their Shares pursuant to the Offer.

   In evaluating the Merger Agreement, the Offer and the Merger, the Board and the Special Committee relied upon their knowledge of the business, financial condition and the prospects of the Company as well as the advice of financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Merger Agreement, the Offer and the Merger, the Board and the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.

   The balance of this Item 4 summarizes events that led to the Offer, the information and factors considered and given weight by the Board and the Special Committee in making their recommendation to accept the Offer, and the Special Committee's discussions with its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), relating to Houlihan Lokey's written opinion regarding the fairness of the Offer Price.

  (b)(i) Background of the Offer; Contacts with Lufthansa Technik

   Set forth below is a summary of certain events that led to the Offer.

   Beginning on September 20, 2000, the Company entered into a series of transactions with Lufthansa Technik, as a result of which Lufthansa Technik has acquired its 72.7% controlling interest in the Company on a fully-diluted basis. A description of those transactions is referenced above under Item 3 "--Certain Arrangements between the Company and Lufthansa Technik."

   In December 2000, the Company received notification from Nasdaq that the Company's net tangible assets were below the $4,000,000 net tangible assets maintenance standard required to remain listed on the Nasdaq National Market.

   In early 2001, Lufthansa Technik voluntarily converted all of its shares of Preferred Stock in the Company into shares of Common Stock, which increased the Company's net tangible assets by over $3,000,000. In addition, Lufthansa Technik agreed to convert into Common Stock $9,800,000 of debt and accrued interest owed to it by the Company. The Board approved the conversion, which increased the Company's net tangible assets to an amount above the Nasdaq maintenance requirement.

   On August 28, 2001, the Company received notification from Nasdaq that the Company's net tangible assets and shareholders' equity were below the $4,000,000 and $10,000,000 respective maintenance standards required to remain listed on the Nasdaq National Market.

   On September 24, 2001, the Board created a special committee (the "Nasdaq Special Committee") composed of Messrs. Baird, McIntyre and Mendelson to study issues related to the impact of the Common Stock being delisted and the actions that the Company should take, if any, to preserve its listing.


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   On September 27, 2001 the Nasdaq issued a moratorium on its minimum bid price and minimum market price value of public float maintenance standards that expired on January 2, 2002.

   On January 29, 2002, the Nasdaq Special Committee reported to the full Board that no viable solution existed solely within the control of the Company for the Company to preserve its listing on the Nasdaq National Market.

   On January 31, 2001, representatives of Lufthansa Technik and a representative of the financial advisor to Lufthansa Technik met with attorneys from Wilmer, Cutler & Pickering, legal counsel to Lufthansa Technik and the Purchaser, to discuss a possible all-cash tender offer for the Shares. At that meeting, the participants decided to meet with the independent members of the Board to discuss Lufthansa Technik's proposed transaction. In addition, the participants at the meeting discussed the possibility of Lufthansa Technik's entering into privately negotiated transactions with certain holders of large blocks of Shares in advance of a possible future tender offer. The participants determined that representatives of Lufthansa Technik would have discussions with certain of these holders about purchasing their Shares.

   On February 13, 2002, representatives of Lufthansa Technik, a representative of the financial advisor to Lufthansa Technik and attorneys from Wilmer, Cutler & Pickering, met with Mr. McIntyre, a member of the Board, Mr. Fortner, Chief Executive Officer of the Company and Mr. Bennett, Chief Financial Officer of the Company. Messrs. Mendelson and Baird, both then members of the Board, also participated by telephone and videoconference, respectively. At the meeting, Lufthansa Technik indicated verbally its willingness to commence an all-cash tender offer for the Shares.

   On February 15, 2002, the Company received a letter from Nasdaq stating that for the previous thirty consecutive trading days the share price of the Common Stock was below the $3.00 minimum bid per share and the market value of publicly held shares was below the $15,000,000 minimum required for continued listing on the Nasdaq National Market. The letter also informed the Company that it had 90 calendar days to comply with the $3.00 minimum bid per share and the $15,000,000 minimum market value of publicly held shares requirements.

   On February 15, 2002, Dr. Gerald Gallus and Wolfgang Warburg, on behalf of Lufthansa Technik, sent a letter to the Board expressing its contemplation of commencing an all-cash tender offer for the Shares in early March 2002 at a premium to then current market price, possibly ranging from $2.90 to $3.25 per Share and its hope to have the Board support Lufthansa Technik in its offer. Lufthansa Technik also stated, in the letter, that its offer would be conditioned on the tender of a number of Shares sufficient to increase Lufthansa Technik's ownership in the Company to at least 90%. In such case, Lufthansa Technik indicated that it might proceed with a "short-form" merger of the Company with a subsidiary of Lufthansa Technik. (Short-form mergers do not require shareholder vote. Under California law, a short-form merger can be effected once the direct or indirect acquirer holds at least 90% of the outstanding stock of the company to be acquired).

   On February 15, 2002, the full Board held a special telephonic meeting during which the directors discussed Lufthansa Technik's written notification of its contemplation of a possible tender offer. The Board voted to appoint the Special Committee to consider and respond to the expected proposal. The Board appointed Messrs. McIntyre, Baird and Mendelson to serve as members of the Special Committee and Mr. McIntyre to chair the Special Committee. (Mr. Baird served as a member of the Special Committee until his death on March 4, 2002. Thereafter, the Special Committee consisted of Messrs. Mendelson and McIntyre).

   On February 15, 2002, the Special Committee held a telephonic meeting. The members decided to submit a memorandum to the full Board regarding the procedures to be followed in considering Lufthansa Technik's proposal.

   On February 15, 2002, the Special Committee held a telephonic meeting and appointed Stradling Yocca Carlson & Rauth, as independent legal counsel for the Special Committee. In a memorandum dated February 17, 2002 from Stradling Yocca Carlson & Rauth, legal counsel to the Special Committee reviewed at length the directors' fiduciary duties regarding the evaluation of any proposal from Lufthansa Technik and the Purchaser and consideration of any alternatives to any proposed offer.

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   On February 19, 2002, the Special Committee submitted the memorandum on procedures to be followed in connection with Lufthansa Technik's proposal to the Board.

   On February 20, 2002, the Board held a telephonic meeting. At the meeting, the Board discussed and voted to approve the procedures. The Board authorized the Special Committee to, among other things, appoint independent legal counsel and a financial advisor to the Special Committee. In addition, the Board authorized the Special Committee to evaluate, negotiate, finalize and approve, in its sole judgment, Lufthansa Technik and the Purchaser's offer (if and when made).

   On February 25, 2002, Lufthansa Technik filed a Schedule 13D/A with the Securities and Exchange Commission and issued a press release announcing that it had completed purchases of 715,530 shares of Common Stock in privately negotiated transactions from two institutional accounts and an individual investor at a price per share of $3.25, and that it was contemplating commencing in March 2002 a cash tender for the Shares, possibly at a price per Share in the range of $2.90 to $3.25.

   From February 15, 2002 until March 6, 2002, legal advisors for Lufthansa Technik and the Purchaser conducted due diligence on the Company. On February 26, 2002, attorneys from Wilmer, Cutler & Pickering, legal counsel to Lufthansa Technik and the Purchaser, delivered a draft Merger Agreement and Offer to Purchase to attorneys from Stradling Yocca Carlson & Rauth, legal counsel to the Special Committee. On February 28 and March 1, 2002, legal counsel for Lufthansa Technik and the Purchaser and legal counsel for the Special Committee met at the Newport Beach, California offices of Stradling Yocca Carlson & Rauth and engaged in extensive negotiations over the terms of the draft Merger Agreement and Offer to Purchase, including, among other things, conditions to Lufthansa Technik and the Purchaser's obligations to consummate the purchase of Shares in the Offer, the termination and termination fee provisions, restrictions on the ability of the Company to consider alternative transactions (i.e., "no-shop" and non-solicitation provisions), participation of Lufthansa Technik's designated members of the Board in any decision, the termination or waiver of the Company's Rights Agreement as to any third-party proposals for alternative transactions, the scope of the representations and warranties of the Company and the treatment of options. The meeting also included discussions on the Confidentiality Agreement.

   From February 18, 2002 until February 28, 2002, the Special Committee solicited and collected recommendations for a financial advisor for the Special Committee. On February 20, 2002, the chairman of the Special Committee, Mr. McIntyre, held a series of telephonic discussions with other members of the Special Committee and the Special Committee's legal counsel regarding the engagement of a financial advisor. The Special Committee determined to seek written proposals from each of four different investment banking firms to act as financial advisor to the Special Committee. After receipt of the written proposals from each of the investment banking firms, the Special Committee held a telephonic meeting to discuss each of the proposals. The Special Committee considered several candidates based on credentials, experience, independence and fees they proposed to charge the Company. During this meeting, the Special Committee determined to engage Houlihan Lokey as its independent financial advisor to consider Lufthansa Technik's expected proposal. On March 1, 2002, the Special Committee signed an engagement letter with Houlihan Lokey.

   On March 1, 2002, Lufthansa Technik formed the Purchaser as a corporation under the laws of Delaware. Lufthansa Technik is its sole shareholder. Knut Wisniewski is the sole director of the Purchaser and the President and Secretary of the Purchaser.

   On March 4, 2002, Lufthansa Technik executed and delivered to the Company the Confidentiality Agreement.

   On March 4, 2002, Dr. Gallus and Mr. Warburg, on behalf of Lufthansa Technik, sent a letter to the Special Committee confirming Lufthansa Technik's intent to commence an all-cash tender offer for the Shares at a price of $3.25 per Share. Lufthansa Technik indicated that the Offered Price reflected a premium to the market price immediately prior to its public disclosure of its recent privately negotiated purchases of Common Stock at $3.25 per share. Lufthansa Technik also reaffirmed its prior statement (made in its February 15, 2002 letter) that its offer would be conditioned on the tender of a number of Shares sufficient to increase Lufthansa Technik's ownership in the Company to at least 90%. In such case, Lufthansa Technik indicated that it might proceed with a short-form merger of the Company with a subsidiary of Lufthansa Technik.

   On March 4, 2002, in response to Lufthansa Technik's letter of March 4, 2002, the Special Committee requested Houlihan Lokey to continue its financial analysis and to assist the Special Committee in analyzing the fairness from a financial point of view of the proposed $3.25 Offer Price to the unaffiliated minority shareholders of the Company.

   On March 6, 2002, Lufthansa Technik and the Purchaser retained D.F. King & Co., as Information Agent and the U.S. Stock Transfer Corporation, as Depositary.

   From March 1, 2002 until March 7, 2002, Houlihan Lokey conducted its financial analysis of the Company and the Offer Price.

   On March 7, 2002, the Special Committee held a meeting at the Company's offices in Sun Valley, California, to consider Lufthansa Technik's proposed offer with the advice of Stradling Yocca Carlson & Rauth and Houlihan Lokey, the Special Committee's legal counsel and financial advisor, respectively. Mr. Mendelson participated by telephone. Stradling Yocca Carlson & Rauth advised the members of their fiduciary duties and summarized the proposed terms of the Merger Agreement and related documents. Houlihan Lokey reviewed with the Special Committee its financial analysis of the $3.25 Offer Price and discussed its views with the Special Committee as to the fairness of the proposed $3.25 Offer Price. Houlihan Lokey then delivered to the Special Committee its written fairness opinion (a copy of which is attached as Annex A to this Statement), concluding that, based upon and subject to the matters described in the written opinion and as of the date thereof, the Offer Price was fair, from a financial point of view, to the common shareholders of the Company, other than Lufthansa Technik. The Special Committee members reflected on and discussed the views and conclusion of Houlihan Lokey. The Special Committee also reviewed the reasons for recommending approval of the proposed Merger Agreement, Offer and Merger. After much discussion, the Special Committee unanimously voted in favor of the proposed Merger Agreement, Offer and Merger and decided to recommend that the full Board approve the Merger Agreement, the Offer and the Merger.

   On March 7, 2002, following the meeting of the Special Committee, the Board held a meeting at the Company's offices in Sun Valley, California to consider and vote on the proposed Merger Agreement, Offer and Merger. Mr. Mendelson participated by telephone. Mr. Stoecker did not attend the meeting. Also present were representatives from Stradling Yocca Carlson & Rauth, legal counsel for the Special Committee, and Houlihan Lokey, financial advisor for the Special Committee. At this meeting, Stradling Yocca Carlson & Rauth reviewed the fiduciary duties applicable to the Board and summarized the proposed terms of the Merger Agreement and related documents. Also at this meeting, Houlihan Lokey reviewed with the Board its financial analysis of the $3.25 Offer Price and discussed its views with the Board as to the fairness of the $3.25 Offer Price. Also during this meeting, the directors comprising the Special Committee informed the Board that the Special Committee had thoroughly considered the proposed Offer and Offer Price and that it believed the proposed Offer to be fair, from a financial point of view, to and in the best interests of the Company and its unaffiliated minority shareholders and that it, therefore, unanimously recommended that the Board approve the proposed Merger Agreement and Offer. The recommendation of the Special Committee was based in part on the written fairness opinion rendered by Houlihan Lokey as well as on the representations it had received from Lufthansa Technik that Lufthansa Technik will provide the Purchaser with sufficient and available funds to pay the consideration for all the Shares. Thereafter, the Board (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Lufthansa Technik, the Purchaser and the Company executed the Merger Agreement on March 7, 2002.

   The Company, Lufthansa Technik and the Purchaser issued a joint press release on March 8, 2002, publicly announcing the proposed tender offer.

  (ii) Reasons for the Recommendation of the Board and the Special Committee

   In reaching its determination to approve the Merger Agreement, the Offer and the Merger, and its recommendation described in paragraph (a) of this Item 4 that the unaffiliated minority shareholders accept the Offer, the Board and the Special Committee considered a number of factors, including the following:

   1. Role and Recommendation of the Special Committee. The Board considered the role of the Special Committee, the independence of its members and the Special Committee's recommendation in favor of the Merger Agreement, the Offer and the Merger. The Board considered the fact that the Special Committee had authority to evaluate and review the Merger Agreement, the Offer and the Merger.

   2. Houlihan Lokey's Analyses and Opinion. The Board and the Special Committee considered the analyses of Houlihan Lokey and Houlihan Lokey's written opinion delivered to the Special Committee that the Offer Price was fair, from a financial point of view, to the common shareholders of the Company, other than Lufthansa Technik. Houlihan Lokey performed a variety of financial and comparative analyses regarding the valuation of the Company and the Common Stock, including a discounted cash flow analysis of the projected cash flow of the Company; a comparison of financial performance and market valuation ratios of the Company with those of publicly traded companies Houlihan Lokey deemed relevant for purposes of its opinion; and an analysis of comparable transactions. For a more complete description of Houlihan Lokey's analyses and its written opinion, see Section 6 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, incorporated herein by this reference. A copy of the written opinion rendered by Houlihan Lokey to the Special Committee, setting forth the procedures followed, the matters and the assumptions made by Houlihan Lokey in arriving at its opinion, is attached as Annex A to this Statement and incorporated here by reference. Shareholders are urged to read this opinion carefully and in its entirety.

   3. Market Price and Premium. The Board and the Special Committee considered the historical market prices of the Common Stock compared to the Offer Price. The Offer Price represents a 53.3% premium over the $2.12 closing price per share of the Common Stock on February 25, 2002, the day Lufthansa Technik publicly announced that it had completed privately negotiated purchases of Common Stock at a price per share of $3.25, and that it was contemplating commencing a cash tender for the Shares at a price per Share of $2.90 to $3.25. The Offer Price also represents a 48.4% premium, a 34.8% premium, a 33.0% premium and a 37.6% premium for the five-day average share price, the 10-day average share price, the 20-day average share price and the 30-day average share price, respectively. The Board and the Special Committee also considered the uncertainty with respect to the price at which the Company's Common Stock might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield $3.25 per Share.

   4. Operating Performance. The Board and the Special Committee considered the fact that for the past four years, the Company has had significant net losses. Its net loss available to shareholders was $20.7 million for the fiscal year ended December 31, 2000 and $5.8 million for the nine months ended September 30, 2001. The Board and the Special Committee also considered that, to a large degree, Lufthansa Technik has provided necessary working capital for the Company since September 2000. In addition, the Company's operations are heavily dependent on the Company's aviation-related customers. The events of September 11, 2001 exacerbated the cash flow problems at the Company, as the entire aviation industry experienced and continues to experience severe difficulties. As a result, the Company is unable to determine with certainty the potential impact on its future revenues and operating performance. The Company is also unable to provide assurance that Lufthansa Technik will continue in the future to provide necessary financial support to the Company. Currently, Lufthansa Technik has no obligation to provide any such financial support. The Board and the Special Committee considered the likelihood that the price shareholders would realize from the Offer is likely to be higher than the price the shareholders would otherwise realize in the short or medium term.

   5. Illiquidity of the Company's Common Stock. The Board and the Special Committee took into consideration the trading history of the Common Stock. Historically, the trading volume for the Common Stock has been low, resulting in an illiquid market for public shareholders, typical of smaller sized companies. The Board and the Special Committee believe that the liquidity that would result from the Offer would be beneficial to the Company's unaffiliated minority shareholders because Lufthansa Technik's significant ownership of Shares (1) results in a small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Lufthansa Technik.

   6. Possible Nasdaq Delisting. The Board and the Special Committee considered the strong likelihood that the Company would be unable to demonstrate compliance with the net tangible assets and shareholders' equity maintenance requirements and other requisite continued listing standards of the Nasdaq National Market and, as a result, would have its Shares delisted. The Board and the Special Committee also considered the difficulty of relisting previously delisted shares.

   7. Financial Ability to Consummate the Offer. The Board and the Special Committee considered the assurance provided by Lufthansa Technik representing that it will provide the Purchaser with sufficient and available funds to pay the consideration for all the Shares. In light of these representations and the lack of a financing condition, the Board and the Special Committee believed that it was very likely that the transaction would be completed on mutually agreeable terms.

   8. Timing of Completion. The Board and the Special Committee considered that the shareholders must find it appealing to be able to receive the consideration through a tender of their Shares in the Offer or in the Merger within a relatively short period of time.

   9. Limited Conditions. The Board and the Special Committee considered that the minimal conditions to the Offer and in particular the lack of a financing condition would increase the likelihood that the unaffiliated minority shareholders would receive the consideration.

   10. No Firm Offers. There have been no other offers by third parties to acquire the Company within the last two years with which to compare the Offer. The Board and the Special Committee do not believe that a third party solicited or unsolicited bid would be likely because of Lufthansa Technik's substantial beneficial ownership of the Company and the Company's substantial long-term debt. The Offer Price exceeds the book value per share of $0.07 at September 30, 2001.

   11. Risk of Future Financial Performance. The Board and the Special Committee considered that the Offer would shift the risk of the future financial performance, which is uncertain in the current market environment, from the unaffiliated minority shareholders of the Company to Lufthansa Technik and the Purchaser. In addition, the Offer would eliminate the exposure of the unaffiliated minority shareholders to any future decline in the price of the Shares.

   12. Negative Stock Market Conditions. The Offer Price is attractive based on negative stock market conditions for aviation-related and maintenance, repair and overhaul (MRO) stock prices. It cannot be predicted when the aviation and MRO markets will begin to improve. Given this unpredictability, the value of the Common Stock could continue to decline.

   13. Alternative Transactions. The Company has no viable third party alternatives to consider. It has received no inquiries or offers from third parties to acquire the Company within the last two years. It is unlikely that the Company would receive a solicited or unsolicited third party offer given the substantial ownership interest in the Company by Lufthansa Technik and the Company's substantial long-term debt. Since September 2000, the Company has had to rely on the financial support of Lufthansa Technik to provide it with necessary working capital and to meet the minimum listing requirements of the Nasdaq National Market. Given the absence of alternatives and the Company's difficult financial situation, the Special Committee believes that no alternative transaction could result in as much consideration for the shareholders as this transaction. The Special Committee determined that the prospect of the Company's shareholders receiving cash at this time in an Offer that represents a substantial premium to the trading price of the Common Stock before the public disclosure of Lufthansa Technik's privately negotiated purchases of Shares, is better than not accepting this transaction at this time. The Company's only realistic alternative to this transaction at this time is to continue its operations as an independent company. However, several key factors weigh against continuing as an independent public company, including (1) the Special Committee's determination that there is no reasonable basis for asserting that the market for Shares will improve substantially at any time in the near future, (2) the poor financial results for the fourth quarter of 2001 and the fiscal year end for 2001 and the substantial long-term debt, (3) the lack of contractual obligation by Lufthansa Technik to provide financial support to the Company in the future, (4) the uncertainty in the aviation industry in which the Company operates and (5) the likelihood that the Company would be unable to meet the Nasdaq's maintenance standards for quotation of its Shares on the Nasdaq National Market. In that event, the Company would have its Shares delisted and would seek to terminate its reporting obligations under the Exchange Act.

   14. Ability to Pursue Alternative Transactions. The Board and the Special Committee considered that the Merger Agreement, as negotiated, does not contain any non-solicitation prohibitions and provides that Lufthansa Technik would cause its designated board members to abstain or vote with the other members of the Board in deciding whether to waive the applicability of the Company's shareholder rights plan to a third party's proposed transaction. The Merger also does not contain a traditional break-up fee, but does contain an expense reimbursement not to exceed $250,000 in the event of a termination of the Merger Agreement as a result of a superior proposal.

   15. Prior Purchases by Lufthansa Technik. The Board and the Special Committee considered that Lufthansa Technik purchased shares of Common Stock at purchase prices equal to or less than the Offer Price in three separate privately negotiated transactions, two with institutional funds and the third with a former executive officer and director of the Company. Lufthansa completed these purchases on February 25, 2002, and purchased a total of 715,530 shares of Common Stock at a price per share of $3.25. On March 16, 2001, Lufthansa Technik converted debt into Common Stock at a $3.13 per share price based on then current market price. On December 22, 2000, Lufthansa Technik converted its Preferred Stock at a $2.71 per share price based on then current market price. The Board and the Special Committee viewed these more recent purchases as more representative of current market prices for the Common Stock than purchases made by Lufthansa Technik in September 20, 2000 at purchase prices of $4.12 and $6.38 for 2,336,495 shares of Common Stock and 5,000 shares of Common Stock, respectively.

   The Board and the Special Committee also believe that the Offer and Merger are procedurally fair to the unaffiliated minority shareholders of the Company in light of the following factors:

   1. Special Committee. To avoid any potential conflict of interest of the Board because of Lufthansa Technik's substantial ownership interest in the Company and Lufthansa Technik's designated members on the Board, the Board established the Special Committee consisting of directors of the Company who are not officers or employees of the Company, the Purchaser or Lufthansa Technik and not directors of the Purchaser or Lufthansa Technik or otherwise affiliated with such officers, employees or directors. The Special Committee had sole and exclusive authority to negotiate the Merger Agreement, Offer and Merger.

   2. Approvals of Directors. At the recommendation of the Special Committee, the Board, by affirmative (1) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) determined that each of the Merger Agreement, the Offer and the Merger were advisable and fair from a financial point of view to, and in the best interests of, the Company and its unaffiliated minority shareholders, and (2) unanimously (with the two Lufthansa Technik-designated directors in attendance abstaining) voted to approve the Merger Agreement, the Offer and the Merger. Mr. Stoecker did not attend the meeting.

   3. Individual Determination. Although the Offer and Merger are not structured to require formal approval of the majority of unaffiliated minority shareholders as a group, each shareholder of the Company can determine individually and without influence to tender Shares in the Offer. In addition, if the Purchaser's minimum tender condition (that the Shares tendered in the tender offer, when added to the Common Stock then beneficially owned by Lufthansa Technik or the Purchaser, constitutes at least a 90% beneficial ownership in the Company on a fully-diluted basis) is satisfied, a substantial majority of the unaffiliated minority shareholders of the Company will have accepted the Offer and tendered their Shares.

   4. Potentially Reduced Costs. The Offer provides the opportunity for the unaffiliated minority shareholders of the Company to sell their Shares without incurring brokerage and other costs typically associated with market sales.

   5. Dissenter and Appraisal Rights. The unaffiliated minority shareholders of the Company who believe that the terms of the Offer and the Merger are not fair can pursue dissenter and appraisal rights in respect of the Merger under the CGCL.

   6. Independent Financial Advisor and Legal Counsel. The Special Committee had the benefit of advice from an independent financial advisor who reviewed and evaluated the Offer Price. In addition, the Special Committee retained independent legal counsel to assist it in performing its duties.

   In addition to the foregoing factors, which the Board of the Company and the Special Committee considered as supporting the Offer, they also considered the following countervailing factors:

   1. No Future Participation in the Company. The Board and the Special Committee considered the fact that when the Offer and the Merger are completed, the unaffiliated minority shareholders will no longer be shareholders of the Company and accordingly will not participate in any future earnings or growth of the Company.

   2. Possible Increase in Market Price of Shares. The Board and the Special Committee considered the possibility that, if the Offer is not completed, the Company's future share price could exceed the Offer Price or a future offer to acquire the Company for more than the Offer Price might materialize.

   3. Taxable Transaction. The Board and the Special Committee considered that the Offer could result in a taxable gain to the shareholders, including those who may otherwise have preferred to retain their Shares to defer the occurrence of a taxable event.

   4. Increased Illiquidity. There has been relatively low trading volume of the publicly traded shares of the Company. As a result of the tender by the shareholders of their Shares, the trading volume may decrease further. Those shareholders who do not tender their Shares may suffer increased illiquidity and decreased market value, particularly if the Shares will no longer be quoted on the Nasdaq National Market and the Company seeks to terminate the registration of the Shares under the Exchange Act.

   5. Approval by the Unaffiliated Minority Shareholders Not Required. The Board and the Special Committee considered the fact that neither the Offer nor the Merger is structured to require the approval of the unaffiliated minority shareholders as a group.

   6. No Unaffiliated Representative. The Board and the Special Committee considered the fact that the Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated minority shareholders for purposes of negotiating the Merger Agreement, the Offer and the Merger and preparing a fairness report.

   The foregoing includes the material factors considered by the Board and the Special Committee. In view of its many considerations, the Board and the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board and the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Board and the Special Committee collectively determined that the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer and the Merger to the Company's unaffiliated minority shareholders, and therefore determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  (c) Intent to Tender.

   Except as described in this paragraph, after reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends, subject to compliance with applicable law including
Section 16(b) of the Securities and Exchange Act of 1934, to tender to the Purchaser all Shares and those directors who are not Lufthansa Technik-designated directors support the Offer and the Merger for the above-mentioned reasons. There is no agreement with any of the executive officers or directors of the Company that obligates any of them to tender their Shares in the Offer.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

   The Company engaged Houlihan Lokey's services as financial advisor to the Special Committee. Under the engagement letter signed by Houlihan Lokey and on behalf of the Special Committee, the Company agreed to pay Houlihan Lokey: (a) a retainer of $100,000 payable upon signing of the engagement letter, (b) an additional $100,000 upon Houlihan Lokey's delivery of its written fairness opinion, and (c) reasonable out-of-pocket expenses associated with Houlihan Lokey's legal fees in connection with the transaction. All amounts payable to Houlihan Lokey are payable by the Company. The Company has also agreed to indemnify Houlihan Lokey against certain liabilities, including defense expenses, arising out of Houlihan Lokey's engagement.

   The Board authorized compensation to be paid to the members of the Special Committee. The Board authorized the Company to pay an initial special fee to Mr. McIntyre of $40,000 and to Messrs. Baird and Mendelson of $20,000 each, and to reimburse the members of the Special Committee for their reasonable out-of-pocket expenses incurred in serving on the Special Committee.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.  Interest in Securities of the Subject Company.

   Except as described in this Statement (including in the Exhibits and Annexes to this Statement) or incorporated into this Statement by reference, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

   On February 25, 2002, Lufthansa Technik completed privately negotiated purchases of an aggregate of 715,530 shares of Common Stock of the Company. These purchases included a cash purchase of 426,600 shares of Common Stock from Royce & Associates, Inc., a cash purchase of 150,000 shares of Common Stock from Volksbanken-Kapitalanlageges m.b.H., and a cash purchase of 138,930 shares of Common Stock from David Lokken. Each purchase was for a price per share of $3.25. Lufthansa Technik is an affiliate of the Company. Mr. Lokken was an executive officer and director of the Company until January 16, 2002.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

  (a) Fairness Opinion by Independent Appraiser

   Under Section 1203 of the CGCL, when a tender offer is made to some or all of a corporation's shareholders by an "interested party," a written affirmative opinion of an independent appraiser on the fairness of the consideration must be delivered to the shareholders when the tender offer is first made to them. Lufthansa Technik's and the Purchaser's controlling interest in the Company qualify them as interested parties for purposes of Section 1203. The written fairness opinion of Houlihan Lokey, concluding that the Offer Price is fair, from a financial point of view, to the unaffiliated minority shareholders of the Company, is being sent to shareholders with this Statement, as attached Annex A hereto, to satisfy the requirements of Section 1203.

  (b) "Short-form" Merger.

   Under Section 1110 of the CGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, after taking into account the shares of Common Stock previously held by Lufthansa Technik or the Purchaser, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise, a vote of the Company's shareholders is required under California law for a merger, which would take a significantly longer period of time to accomplish.

  (c) Appraisal Rights.

   Holders of the Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger if Lufthansa Technik proceeds with the Merger. Those rights, including the procedures shareholders must follow in order to effectively demand and perfect such rights, are summarized in Section 5 of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO. The relevant provisions of the CGCL governing appraisal is attached to the Offer to Purchase as Schedule A.

  (d) Regulatory Approvals.

   United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

Item 9.  Exhibits.

   The following Exhibits are filed herewith:

Exhibit
  No.                                                Description
  ---                                                -----------

(a)(1)  Letter to shareholders of the Company, dated March 11, 2001.*


(a)(2)  Sections 1, 4, 5, 6, 10, 18 and 19 of the Offer to Purchase, dated March 11, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Lufthansa Technik and the Purchaser filed on
        March 11, 2002).


(a)(3)  Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of
        Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(4)  Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(5)  Form of Notice of Conditional Exercise (incorporated by reference to Exhibit (a)(4) to the Schedule TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(6)  Form of Instructions for Conditional Exercise (incorporated by reference to Exhibit (a)(5) to the
        Schedule TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(7)  Memorandum to Eligible Option Holders (incorporated by reference to Exhibit (a)(6) to the Schedule
        TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(8)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
        (incorporated by reference to Exhibit (a)(7) to the Schedule TO of Lufthansa Technik and the Purchaser
        filed on March 11, 2000).


(a)(9)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees (incorporated by reference to Exhibit (a)(8) to the Schedule TO of Lufthansa Technik and the
        Purchaser filed on March 11, 2002).


(a)(10) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
        (incorporated by reference to Exhibit (a)(9) to the Schedule TO of Lufthansa Technik and the Purchaser
        filed on March 11, 2002).


Exhibit
  No.                                               Description
  ---                                               -----------

(a)(11) Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax
        Withholding on Form W-8BEN (incorporated by reference to Exhibit (a)(10) to the Schedule TO of
        Lufthansa Technik and the Purchaser filed on March 11, 2002).


(a)(12) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated as of March 7, 2002
        (included as Annex A to this Statement).*


(a)(13) Joint Press Release issued by Lufthansa Technik, the Purchaser and the Company on March 8, 2002
        (incorporated by reference to the Schedule 14D-9C filed by the Company on March 8, 2002).


(a)(14) Summary Advertisement, published March 11, 2002 (incorporated by reference to Exhibit (a)(12) to the
        Schedule TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(e)(1)  Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Techink, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Lufthansa Technik
        and the Purchaser filed on March 11, 2002).


(e)(2)  Agreement for Non-Use and Non-Disclosure of Confidential Information, dated as of March 4, 2002, between the Company and Lufthansa Technik (incorporated by reference to Exhibit (d)(2) to the
        Schedule TO of Lufthansa Technik and the Purchaser filed on March 11, 2002).


(e)(3)  Excerpted portions of the Company's Annual Report on Form 10-K/A for the year ended December 31,
        2000.*


(e)(4)  Excerpted portions of the Company's Definitive Proxy Statement on Schedule 14A, filed on
        September 4, 2001.*


(e)(5)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        March 31, 2001.*


(e)(6)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        June 30, 2001.*


(e)(7)  Excerpted portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended
        September 30, 2001.*

--------
* Included with this Statement.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          HAWKER PACIFIC AEROSPACE


                                          By:  /S/ JAMES R. BENNETT
                                             -----------------------------------
                                          Name: James R. Bennett
                                          Title: Chief Financial Officer and
                                            Secretary

Dated: March 11, 2002

                                                                        ANNEX A
      [HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. LETTERHEAD]

March 7, 2002

Special Committee of the Board of Directors
Hawker Pacific Aerospace
11240 Sherman Way
Sun Valley, California 91352

Members of the Special Committee of the Board of Directors:

   We understand that Hawker Pacific Aerospace (the "Company") and Lufthansa Technik AG ("Lufthansa") propose to enter into an Agreement and Plan of Merger (the "Agreement") by and among the Company, Lufthansa and LHT Acquisition Corporation, a wholly-owned subsidiary of Lufthansa (the "Purchaser"), pursuant to which Lufthansa and the Purchaser will commence a tender offer (the "Offer") to purchase all of the shares of the Company's common stock (the "Common Shares") that are issued and outstanding that Lufthansa does not already own at a price of $3.25 per Common Share (the "Offer Price"). We also understand that Lufthansa is the Company's largest shareholder and currently owns, as of the date hereof, approximately 73.1% of the issued and outstanding Common Shares. After completion of the Offer, the Purchaser will be merged with and into the Company and the separate corporate existence of the Purchaser will thereupon cease. The Company has formed a special committee of its Board of Directors (the "Committee") to evaluate the Offer and other related transactions contemplated by the Agreement (collectively, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

   You have requested our opinion (this "Opinion") as to whether the Offer Price is fair, from a financial point of view, to the holders of the Common Shares, other than Lufthansa. This Opinion does not address the Company's underlying business decision to effect the Transaction or whether the Offer Price represents the highest price obtainable. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed a draft copy of the Agreement;

    2. reviewed the Company's annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 1998, 1999, and 2000 and quarterly report on Form 10-Q for the three quarters ended September 30, 2001, and Company-prepared interim financial statements for the 12 month period ended December 31, 2001, which the Company's management has identified as being the most current financial statements available;

    3. reviewed letters from Nasdaq to the Company, dated August 28, 2001 and February 14, 2002, with regard to the potential delisting of the Common Shares from The Nasdaq National Market;

    4. reviewed forecasts and projections prepared by the Company's management on November 20, 2001 with respect to the Company for the years ending December 31, 2002 through 2004;

    5. met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with representatives of the Company's counsel to discuss certain matters;

Special Committee of the Board of Directors
Hawker Pacific Aerospace
March 7, 2002

    6. visited certain facilities and business offices of the Company;

    7. reviewed the historical market prices and trading volume for the Company's publicly-traded securities;

    8. reviewed certain publicly-available information relating to other historical transactions for the Company's securities;

    9. reviewed certain additional publicly-available financial data for certain companies that we deem comparable to the Company, and publicly-available prices and premiums paid in other transactions that we considered similar to the Transaction; and

   10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

   We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have also assumed, with your consent, that the final, executed form of the Agreement will not differ in any respect from the draft that we have examined and that Lufthansa, the Purchaser and the Company will comply with all the terms of the Agreement.

   We have not independently verified the accuracy and completeness of the information that was publicly available or furnished to us with respect to the Company and do not assume any responsibility with respect to it. We have not assessed the tax consequences of the Transaction to either the Company or its shareholders. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. This Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Subsequent developments may affect this Opinion but we are under no obligation to update this Opinion.

   It is understood that our advisory services with respect to the Transaction do not constitute a review or audit of any procedures with respect to any financial information and our advisory services should not be relied upon by any person to disclose weaknesses in internal controls or financial statement errors or irregularities.

   Furthermore, it is understood that this Opinion was prepared solely for the use of the Committee in its evaluation of the Transaction and is effective only as of the date hereof. No other person may rely on this Opinion without our express, prior written consent. This Opinion is delivered to the Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and the terms of our engagement. Our obligations with respect to our advisory services and the delivery of this Opinion are solely corporate obligations and none of our directors, officers, employees, agents, shareholders or controlling persons shall be subjected to any personal liability whatsoever to any person nor will any such claim be asserted by or on behalf of the Company or its affiliates.

   We will receive a fee from the Company for our advisory services in rendering this Opinion, plus reasonable out-of-pocket expenses associated only with legal fees that we may incur. The full fee is due and payable upon our delivery of this Opinion. No portion of the fee is contingent upon the consummation of the Transaction or the conclusions reached in this Opinion.

Special Committee of the Board of Directors
Hawker Pacific Aerospace
March 7, 2002

   We hereby consent to a description of and the inclusion of the text of this Opinion in any filing required to be made by the Company or Lufthansa with the Securities and Exchange Commission in connection with the Transaction, provided that any such description or inclusion shall be subject to our prior review and approval (which approval will not be unreasonably withheld) and that this Opinion is reproduced in full.

   This Opinion does not constitute a recommendation to any shareholder as to how such shareholder should act on any matter relating to the Transaction, including, without limitation, whether such shareholder should tender any Common Shares pursuant to the Offer.

   Based upon and subject to the foregoing and in reliance thereon, as of the date hereof, it is our opinion that the Offer Price is fair, from a financial point of view, to the holders of the Common Shares, other than Lufthansa.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                                                 Exhibit (a)(1)

                                                       11240 Sherman Way
                                                       Sun Valley, CA
                                                       91352-4942 USA
                                                       (818) 765-6201
                                                       Fax: (818) 765-8073
                                                       www.hawker.com
[LOGO] HAWKER PACIFIC

Richard A. Fortner
Chief Executive Officer

March 11, 2002

Dear Shareholder:

   We are pleased to inform you that Hawker Pacific Aerospace (the "Company") has entered into a merger agreement (the "Merger Agreement") with Lufthansa Technik AG ("Lufthansa Technik") and LHT Acquisition Corporation, a wholly-owned subsidiary of Lufthansa Technik AG ("LHT"), pursuant to which Lufthansa Technik and LHT have commenced a tender offer to purchase all the outstanding common shares of the Company and common shares issuable upon the exercise of options for $3.25 per share in cash. The tender offer is conditioned upon the purchase of a sufficient number of common shares that represents at least 90% of the beneficial ownership in the Company on a fully-diluted basis after taking into the account the common shares already beneficially owned by Lufthansa Technik or LHT. The tender offer will be followed by a merger in which each common share of Lufthansa Technik and LHT not purchased in the tender offer (other than shares held by Lufthansa Technik and LHT and, if applicable, dissenting shareholders) will be converted into the right to receive in cash the per share price paid in the tender offer.

   Your Board of Directors has (i) approved the tender offer, the merger and the Merger Agreement, (ii) determined that it is in the best interest of the Company's shareholders that the Company enter into the Merger Agreement and consummate the tender offer and the merger on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the Company's shareholders accept the offer and tender their shares pursuant to the tender offer.

   In arriving at its recommendations, your Board gave careful consideration to all of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 and have recommended that you accept the offer. Please review these factors carefully.

   Also accompanying this letter is a copy of the Offer to Purchase, dated March 11, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read each of the enclosed materials carefully.

                                          Sincerely,

                                          /s/ Richard A. Fortner

                                          Richard A. Fortner

                                                                 Exhibit (e)(3)

Excerpted Portions of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000.

Item 1--Business

General

* * *

   Lufthansa Technik AG ("LHT") has a controlling interest in Hawker Pacific Aerospace. LHT, the Company's majority shareholder, is a wholly-owned subsidiary of Deutsche Lufthansa, one of the largest airlines in Europe. LHT is the technical and maintenance arm of Lufthansa, but also generates about half of its almost $2 billion in annual revenue by offering repair and overhaul services to the rest of the aviation industry. LHT is, in fact, a leading provider of outsourced aviation maintenance worldwide.

* * *

Recent Developments

   On September 20, 2000, Lufthansa Technik AG ("LHT") acquired a controlling interest in the Company upon executing the following series of transactions with the Company and certain of its shareholders. For additional detail on these transactions, see also Note 7 to the Consolidated Financial Statements.

   LHT acquired its controlling interest in a private transaction by purchasing 40% of the Company's common stock from certain shareholders affiliated with Unique Investment Corporation. Three directors nominated by LHT were appointed to the Company's Board on September 20, 2000, to fill vacancies created by the resignations of the directors affiliated with Unique. LHT also purchased all outstanding shares of the Company's Series C convertible preferred stock from the private investor group that provided such funding to the Company in December 1999. These preferred shares and a portion of the accrued dividends were converted into common shares in December 2000. LHT is entitled to additional accrued dividends of approximately $96,000.

   LHT also entered into a Shareholders Rights and Voting Agreement with the Company and certain of its officers under which LHT acquired certain voting and corporate rights. In addition, LHT provided the Company $9.3 million of subordinated debt, in exchange for which it received warrants to purchase up to 2,500,000 shares of the Company's common stock at an exercise price of $4.25 per share. The exercise of these warrants is subject to approval by the shareholders of the Company at the next Annual Meeting of Shareholders. On March 16, 2001, the principal and accrued interest on this debt was converted into 3,136,952 common shares pursuant to the terms of the debt exchange agreement entered into with LHT, dated February 6, 2001. This debt exchange agreement contains certain covenants, substantially similar to those in the subordinated debt agreement, and which continue beyond the debt conversion closing. The conversion price for this transaction of $3.125 per share was set equal to the market price of the Company's common stock at the time of the conversion agreement. As a result of these transactions, LHT now owns or controls approximately 67% of the outstanding common stock of the Company.

Item 5.  Market for Registrant's Common Equity and Related Shareholder Matters

   The Company's common stock is quoted on the NASDAQ National Market(R) under the symbol "HPAC". The following table sets forth the high and low sale prices as reported by NASDAQ from January 29, 1998, the date public trading of the Company's common stock commenced.

                                              Sale Price
                                             -------------
                                              Low    High
                                             ------ ------
                      1998
                       From January 29, 1998 $ 8.00 $11.25
                       2nd Quarter..........  10.00  14.12
                       3rd Quarter..........   1.88  13.50
                       4th Quarter..........   2.56    4.8
                      1999
                       1st Quarter..........   2.50   5.25
                       2nd Quarter..........   1.88   3.44
                       3rd Quarter..........   1.97   4.88
                       4th Quarter..........   4.00   8.00
                      2000
                       1st Quarter..........   5.50   8.00
                       2nd Quarter..........   3.31   8.25
                       3rd Quarter..........   3.94   7.50
                       4th Quarter..........   2.63   5.88

   As of March 2, 2001, the Company's common stock was held by 27 shareholders of record, and owned beneficially by an estimated 977 shareholders.

   The Company has not paid cash dividends on its common stock since inception and has no plans to pay dividends on its common stock in the foreseeable future. The Company intends to reinvest future earnings, if any, in the development and expansion of its business.

   Nasdaq Listing. In December 2000 the Company reported that its net tangible assets had dropped below the $4 million maintenance standard required to remain listed on the Nasdaq National Market. The Company has been in discussions with Nasdaq since that time with regard to curing this deficiency.

   The Company and LHT have executed two measures to increase the Company's net tangible assets in order to comply with the Nasdaq requirement. In December 2000, LHT voluntarily converted its preferred share holdings to common shares, and in March 2001 LHT further assisted the Company by converting approximately $9.8 million of debt and accrued interest into equity (for additional detail on these transactions, please refer to Notes 5, 7 and 14 to the Consolidated Financial Statements). These transactions have had the effect of increasing the Company's net tangible assets above the $4 million Nasdaq maintenance standard.

   The Company has received a written determination from the Nasdaq Listing Qualifications Panel. The Panel concluded that the Company presented a definitive plan to regain compliance with the $4 million net tangible assets requirement. Nasdaq has therefore determined to continue the Company's listing, pursuant to the following exception. Prior to March 31, 2001, the Company must issue its Annual Report on Form 10-K with a pro forma balance sheet reflecting the increase in net tangible assets after the LHT debt conversion. For this pro forma balance sheet only, Nasdaq has required that the Company report at least $5.5 million of net tangible assets. In addition, prior to May 15, 2001, the Company must file its first quarter Form 10-Q, evidencing continued compliance with the standard $4 million net tangible assets requirement. On March 6, 2001, in compliance with Panel Requirements, the Company mailed a notice to all of its shareholders informing them about the LHT debt conversion, and our status with regard to our NASDAQ listing.

   The Nasdaq Panel decision may be reviewed by the Nasdaq Listing and Hearing Review Council. The Nasdaq Panel has also reserved the right to modify, extend or terminate the exception upon review of the 10-K and 10-Q filings, or upon any material change in the Company's financial or operational character during the exception period.

   The Company has complied with the first part of the exception, in that this Form 10-K has been filed by March 31, 2001, and includes, at Exhibit 99.1, a pro forma balance sheet evidencing $6.2 million of net tangible assets.

* * *

Notes to Audited Consolidated Financial Statements

7.  Related Party Transactions

   On September 20, 2000, LHT entered into a Loan Agreement with the Company, and provided the Company subordinated debt of $9,300,000, at an interest rate of up to 11% per annum, for a term of three years (see also Note 5, Line of Credit and Notes Payable). In consideration of the favorable terms of this Loan Agreement, LHT also received warrants, exercisable for one year, to purchase up to 2,500,000 shares of common stock for $4.25 per share. The exercise of these warrants is subject to shareholder approval at the next Annual Meeting of Shareholders. The Company and LHT also entered into a Voting and Indemnity Agreement in which LHT agreed to vote its shares in favor of the warrants and the Company agreed to indemnify LHT for any losses associated with it so voting.

   On September 20, 2000, LHT entered into a Shareholders Rights and Voting Agreement with the Company and certain officers (the "Shareholders") under which LHT obtained certain rights, including among others the following: (i) the voting rights with respect to 196,342 common shares and 129,786 options to acquire common stock held by the Shareholders; (ii) the right to increase the number of directors of the Company from seven to nine; (iii) a right of first refusal prior to any sale of common stock by the Shareholders; and (iv) the agreement of the Shareholders to vote their shares in favor of the warrants issued to LHT. In connection with the transactions above, the Company incurred expenses of $1,883,000 in 2000, which are included in the Consolidated Statement of Operations under miscellaneous expenses.

   The proceeds of $9,300,000 received from the subordinated debt and the issuance of the warrants were allocated based on their fair relative values. The fair value of the warrants was estimated as of the date of the agreement using the Black-Scholes pricing model with the following assumptions.

                    Risk-free interest rate........   5.47%
                    Dividend yield.................      0%
                    Expected stock price volatility   75.0%
                    Expected warrant life.......... 1 year

   Based on these assumptions, the value of the warrants was determined to be $3,110,000, which was recorded as an increase to shareholders' equity and a discount to the related party note payable.

   In December 2000, LHT voluntarily converted all of its Series C preferred stock and a portion of the associated accrued dividends into 1,164,386 shares of common stock (see Note 10, Redeemable Preferred Stock).

   In the ordinary course of business, the Company enters into subcontracting transactions with LHT to provide overhaul services. During 2000, the company generated revenue of $465,000 from LHT, and received cash payments totaling $175,000.

   In the ordinary course of business, the Company pays sales commissions to a company which is also a shareholder of the Company. For the years ended December 31, 1998, 1999, and 2000, the Company paid $408,000, $439,000, and
$198,000, respectively, in commissions and reimbursed expenses to this related party.

   As described in Note 5, at December 31, 1999, the Company had a $2,500,000 note payable to Unique Investment Corporation ("Unique"), an entity controlled by certain shareholders and directors of the Company at that time (the "Unique Shareholders"). This note and accrued interest was repaid in full on October 31, 2000. Interest expense on this note for the years ended December 31, 1998, 1999, and 2000, amounted to $601,000, $295,000 and $311,228, respectively.

   In September 1997, the Company and Unique entered into a management services agreement (the "Management Services Agreement") pursuant to which, upon the consummation of the public offering for the Company, Unique became entitled to receive $150,000 per year, payable monthly, for certain management services rendered to the Company. No management fees were paid to Unique during 1998. During 1999 and 2000, $150,000 and $131,250 were incurred for Unique for management services rendered. The Management Services Agreement terminated upon the sale by the Unique Shareholders of 2,336,495 common shares to LHT on September 20, 2000, at which time the Company paid a $150,000 termination fee to Unique.

8.  Stock Option Plan

   In November 1997, the Board of Directors adopted the Company's 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan, provides for the grant of options to directors, officers, other employees and consultants of the Company to purchase up to an aggregate of 634,514 shares of common stock. The purpose of the 1997 Plan is to provide participants with incentives that will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company.

   The exercise price of any incentive stock options granted may not be less than 100% of the fair market value of the Company's common stock as of the date of grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the total combined voting power of all classes of capital stock of the Company). Nonqualified options may be granted under the 1997 Plan at an exercise price of not less than 85% of the fair market value of the Common Stock on the date of grant. Options may not be exercised more than ten years after the date of grant (five years after the date of grant if the grant is an incentive stock option to an employee who owns more than 10% of the total combined voting power of all classes of capital stock of the Company). The number of options outstanding and the exercise price thereof are subject to adjustments in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

   In November 1997, the Board of Directors of the Company granted six-year options to purchase 259,572 shares of common stock under the 1997 Plan. The options generally are subject to vesting and become exercisable at a rate of 5% per quarter from the date of grant, subject to the optionee's continuing employment with the Company. Certain options became fully vested and exercisable upon the change in control on September 20, 2000.

   In addition, in November 1997, the Board of Directors granted five-year management stock options to purchase an aggregate of 115,365 shares of common stock. All of these options are vested and are exercisable at the initial public offering price per share.

   The Company has adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The following information is presented in accordance with the provisions of that Statement.

   Had the Company elected to recognize compensation cost based on the fair value of options granted as prescribed by SFAS 123, net income and earnings per share would have been reported as the pro forma amounts indicated below for the years ended December 31, 2000, 1999 and 1998.

                                           2000         1999         1998
                                       ------------  -----------  -----------
 Reported loss to common shareholders. ($20,747,000) ($2,533,000) ($2,198,000)
 Pro forma loss to common shareholders ($21,496,000) ($3,079,000) ($2,695,000)
 Reported diluted loss per share......       ($3.49)      ($0.44)      ($0.39)
 Pro forma diluted loss per share.....       ($3.62)      ($0.53)      ($0.48)

   The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions for each of the years ended December 31, 2000, 1999, and 1998.

                   Risk free interest rate........      5.2%
                   Dividend yield.................        0%
                   Expected stock price volatility     75.0%
                   Expected option lives:
                    Incentive..................... 5.0 years
                    Non-qualified................. 5.0 years

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models (see above) are highly uncertain, particularly the expected stock price volatility of the underlying stock. Because changes in these uncertain input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosure, the estimated fair value of the options is amortized over the option vesting periods. The pro forma effect on net income for 2000 is not considered representative of the pro forma effect on net income in future years because it does not take into account future grants, or the timing of the grants of prior options. Pro forma information in future years will reflect the amortization of a larger number of stock options granted in several succeeding years.

   A summary of the Company's outstanding options, and changes therein, for the years ended December 31, 1998, 1999 and 2000, is presented below.

                                                   Shares      Weighted
                                                   Under       Average
                                                   Option   Exercise Price
                                                  --------  --------------
     1998
        Options granted in connection with IPO...  374,937      $ 8.00
        Options granted..........................  406,892        4.48
        Options cancelled........................ (168,722)      (8.00)
        Options exercised........................       --
                                                  --------
        Options outstanding at end of year.......  613,107        5.66
                                                  ========
        Options exercisable at end of year.......  165,836
        Weighted average fair value of options
          granted during the year................               $ 2.61
     1999
        Options outstanding at beginning of year.  613,107      $ 5.66
        Options granted..........................   30,000        3.06
        Options cancelled........................  (60,167)      (6.00)
        Options exercised........................       --          --
                                                  --------
        Options outstanding at end of year.......  582,940        5.49
                                                  ========
        Options exercisable at end of year.......  251,451        5.19
        Weighted average fair value of options
          granted during the year................               $ 1.96
     2000
        Options outstanding at beginning of year.  582,940      $ 5.49
        Options granted..........................   30,000        5.14
        Options cancelled........................  (51,402)      (4.81)
        Options exercised........................   (7,400)      (3.56)
                                                  --------
        Options outstanding at end of year.......  554,138        5.56
                                                  ========
        Options exercisable at end of year.......  458,879        5.76
        Weighted average fair value of options
          granted during the year................               $ 3.47

   The following table provides data on stock options outstanding and exercisable at December 31, 2000.

                     Options Outstanding                         Options Exercisable
------------------------------------------------------------- --------------------------
                            Weighted-Average                                 Weighted
   Range of                    Remaining     Weighted Average                Average
Exercise Prices Outstanding Contractual Life  Exercise Price  Exercisable Exercise Price
--------------- ----------- ---------------- ---------------- ----------- --------------
  $2.13-2.99...    20,000         8.5             $2.22          20,000       $2.22
  $3.00-6.99...   288,107         7.8             $3.77         202,756       $3.62
  $7.00-7.99...    43,261         7.7             $7.00          43,261       $7.00
  $8.00-8.99...   187,909         6.9             $8.00         182,955       $8.00
  $9.00-9.88...    14,861         7.2             $9.88           9,907       $9.88
                  -------                                       -------
                  554,138         7.6             $5.56         458,879       $5.76
                  =======                                       =======

* * *

10.  Redeemable Preferred Stock

   In December 1999, the Company issued 300 shares of 8% Series C Convertible Preferred Stock ("Series C") for $3,000,000. In connection with the issuance of Series C, the Company issued a warrant to the broker to purchase 50,000 shares of common stock at $2.85 per share. The warrant was valued at $240,000 and is included in the costs associated with the issuance. The Company incurred an additional $205,000 in costs associated with the issuance of Series C.

   In connection with the issuance of Series C, the Company also issued a warrant to the preferred stock holder to purchase 125,000 shares of common stock at $7.37 per share. The warrant was valued at $286,000.

   The Series C holder had a mandatory right of redemption under certain circumstances. The redemption feature called for the preferred stock to be redeemed for 125% of the stated value ($3,750,000) and as such the preferred stock was accreted to $3,750,000 over a 180-day period from December 1999 until June 2000. The issue also provided for a multiple-step beneficial conversion feature, which was valued for financial statement purposes at $750,000. The resulting discount on the Series C was amortized over a 180-day period from December 1999 until June 2000, and was charged to accumulated deficit, similar to a preferred dividend, as an increase to the loss to common shareholders.

   On September 20, 2000, LHT purchased all 300 shares of Series C preferred stock from the preferred holder in a private transaction. On December 22 and 29, 2000, at LHT's election, these shares and a portion of the issue's accrued dividends were converted into 1,164,386 shares of common stock at a discounted price, as determined by the December 1999 stock purchase agreement and exhibits thereto. In accordance with the terms of the stock purchase agreement, all accrued dividends could not be paid at the time of conversion. The Company will seek approval at the next Annual Meeting of Shareholders to issue to LHT 35,582 common shares as final payment for the remaining accrued dividends, otherwise the dividend will be paid in cash.

   The accumulated accretion related to the redemption premium of $750,000 was reclassified from accumulated deficit to common stock at the time of conversion. The amount of accretion related to the beneficial conversion feature, conversion discount, associated warrants, and costs of issuance which are included in the calculation of the loss per share to common shareholders for the years ended December 31, 2000 and 1999, was $1,210,000 and $273,000, respectively.

* * *

14.  Subsequent Events

   On February 6, 2001, the Company and LHT entered into an agreement to convert from debt to common equity approximately $9.8 million of principal and accrued interest owed under the LHT note payable. See Notes 5 and 7 for additional detail regarding this note.

   The conversion rate of $3.125 per common share was set equal to the then-current market price, and was determined by the average of the closing bid prices on the five trading days immediately preceding the date of the agreement. The note was subsequently cancelled on March 16, 2001, upon the issuance to LHT of 3,136,952 shares of common stock. Upon cancellation of the note, shareholders' equity increased by $7,203,000 (representing the note carrying value of $6,700,000 plus accrued interest of $503,000).

                                                                 Exhibit (e)(4)

Excerpted Portions of the Company's Definitive Proxy Statement on Schedule 14A, filed on September 4, 2001

                      PROPOSAL ONE: ELECTION OF DIRECTORS

Background

   In November 1997, the Company adopted Amended and Restated Articles of Incorporation (the "Articles") which included a new Article IV, a copy of which is attached as Annex A to this Proxy Statement. Paragraph A of Article IV provided that Article IV was to become effective automatically when the Company became a "listed corporation" within the meaning of Section 301.5 of the California General Corporations law. When Article IV was adopted by the Company, a "listed corporation" included a corporation, such as the Company, with shares designated for trading on the Nasdaq Stock Market, so long as the corporation had at least 800 shareholders as of the record date for its most recent annual meeting of shareholders. Since the Company was a listed corporation on NASDAQ and had more than 800 shareholders as of the record date for the 2000 annual meeting of shareholders held in July 2000 (and may have had more than 800 shareholders at the 1999 annual meeting of shareholders), Article IV was effective as early as the 1999 annual meeting.

   The Board of Directors currently consists of members who are elected to one-year terms at each annual meeting of the shareholders. Under Paragraph B of
Article IV, the Company's Board of Directors is now to be classified into two classes of an equal (or nearly equal) number of directors. Paragraph D of
Article IV provides, that, at the "first annual" meeting of shareholders following the effectiveness of Article IV directors of the first class are to be elected for a term expiring at the next succeeding annual meeting and directors of the second class are to be elected for a term expiring at the second succeeding annual meeting. Thereafter, each class of directors will serve for staggered two-year terms.

Nominees

   Seven directors, who will constitute the entire Board of Directors, will be elected at the Meeting to serve on the classified Board. Directors elected to Class I will serve a term ending at the annual meeting of shareholders in 2002, and will be eligible for reelection for a full two-year term at that annual meeting.

   Directors elected to Class II will serve a term ending at the annual meeting of shareholders in 2003. The Class II Directors (or other individuals designated by LHT as described below) will be eligible for reelection for a full two-year term at the 2003 annual meeting. As a result, only one class of directors will be elected at each subsequent annual meeting of shareholders. Vacancies and newly created directorships resulting from any future increase in the number of authorized directors will be apportioned equally, or as nearly equal as is possible, between Class I and Class II, and may be filled by a majority vote of the directors then remaining in office.

   Upon the sale of their shares of the Company's Common Stock to LHT on September 20, 2000, Daniel J. Lubeck, Scott Hartman, and John Makoff resigned as directors, and Wolfgang Mayrhuber, James C. Stoecker, and Dr. Gerald Gallus, the three nominees of LHT, were appointed by the remaining directors to fill the three vacancies on the Board. Under the terms of the Loan Agreement and the Shareholder Rights Agreement entered into with LHT on September 20, 2000, the Company agreed that LHT will have the exclusive right to nominate three persons to serve as Class II directors. LHT also was entitled under the Loan Agreement and Shareholder Rights Agreement to cause the Company to increase the number of authorized directors to nine and, in that event, to nominate two additional directors to fill those new Board positions, one in Class I and one in Class
II. The foregoing provisions and other covenants of the Loan Agreement were continued in the February 6, 2001 agreement pursuant to which LHT agreed to exchange the indebtedness under the Loan Agreement for shares of the Company's Common Stock as described below under "Certain Relationships and Related Transactions--Conversion of Subordinated Debt."

   In October 2000, Daniel C. Toomey, Jr., also resigned as a director. On January 18, 2001, the Board appointed Mr. Mendelson to succeed Mr. Toomey.

   In August, 2001, Mr. Mayrhuber and Dr. Gallus resigned as directors. On August 10, 2001, the remaining directors appointed two LHT nominees, August Wilhelm Henningsen and Dr. Peter Jansen, to fill the two vacancies on the Board. The remaining directors further appointed Mr. Henningsen to succeed Mr. Mayrhuber as Chairman of the Board.

   The proxy holders will vote the proxies "FOR" the election of all of the above named nominees, unless the shareholder instructs that the proxy shall not be voted for all or any one of the nominees. Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, will be elected as directors.

   All of the nominees for director have consented to being named herein and have agreed to serve if elected. If for any reason any nominee should, prior to the Meeting, become unavailable for election as a Director, the proxies will be voted for such substitute nominee, if any, as may be recommended by management. In no event, however, shall the proxies be voted for a greater number of persons than the number of nominees named. The nominees are as follows:

Name                      Position Presently Held                               Class
----                      -----------------------                               -----
August Wilhelm Henningsen Chairman of the Board (1)(2)(3)                        II
David L. Lokken           President, Chief Executive Officer and Director(1)(2)  I
Mellon C. Baird           Director (1)(4)                                        I
Dr. Peter Jansen          Director (2)                                           II
Joel F. McIntyre          Director (3)(4)                                        I
Laurans A. Mendelson      Director (3)(4)                                        I
James C. Stoecker         Director                                               II

--------
(1) Member of the Executive Committee
(2) Member of the Nominating Committee
(3) Member of the Compensation Committee
(4) Member of the Audit Committee

   August Wilhelm Henningsen, 50, was appointed to the Board on August 10, 2001 and is currently Chairman of the Board. Mr. Henningsen worked for Deutsche Lufthansa from 1979 to 1993, starting as a systems engineer and advancing to leadership roles within various engineering departments at Deutsche Lufthansa. In 1989, he became head of Deutsche Lufthansa's aircraft cabins and systems department, and, in 1991, he was placed in charge of the overhaul line of the Boeing 737 fleet in Berlin-Schoenefeld. From 1993 to 1997, Mr. Henningsen led the aircraft components services division for the newly-formed LHT, a wholly-owned subsidiary of Deutsche Lufthansa, in Hamburg. He then served from 1997 to 2000 in Beijing, China, as General Manager of the Aircraft Maintenance and Engineering Corporation ("AMECO"), a joint venture between Deutsche Lufthansa and Air China. In April, 2000, Mr. Henningsen became a member of LHT's Executive Board, responsible for the newly-created product and services division for the Maintenance, Repair and Overhaul industry. He became Chairman of the Executive Board of LHT in January, 2001. Mr. Henningsen studied mechanical engineering, specializing in aeronautics, at Brunswick Technical University, earning his engineering degree in 1979.

   David L. Lokken, 55, joined the Company in May 1989 as Executive Vice President and Chief Operating Officer. He has served as President and Chief Executive Officer of the Company since June 1993, and as a director of the Company since 1994. From November 1985 until he joined the Company, Mr. Lokken served as Vice President and General Manager of Cleveland Pneumatic's Product Service Division. Mr. Lokken previously served as Vice President, Technical Operations, for the Flying Tiger cargo airline. He has also held avionics and product engineering positions with Western Airlines and the Sperry Flight Systems Division. Mr. Lokken holds a B.S. in Electrical Engineering from North Dakota State University and an M.B.A. from Arizona State University.

   Mellon C. Baird, 69, became a director of the Company in March 1998. Mr. Baird is serving as Chief Executive Officer of Titan Systems and Senior Vice President of the Titan Corporation. He was Chairman, President and Chief Executive Officer of Delfin Systems, a private company, from 1990 until 1998. From 1987 to 1989, Mr. Baird served as President and Chief Executive Officer of Tracor, Inc., a privately-held company. From 1986 until 1987, Mr. Baird served as President, Chief Operating Officer and a director of Tracor, a publicly-held company. Mr. Baird currently serves on the Board of Directors of Software Spectrum, Inc. and EDO Corporation, which are both publicly-held companies. Mr. Baird received a B.B.A. and an M.B.A. from the University of North Texas in 1956 and 1961, respectively.

   Dr. Peter Jansen, 47, became a director of the Company on August 10, 2001. He has been a member of the Executive Board of LHT since January, 2001, serving as the Chief Executive for Finance. From 1984 to 2001, Dr. Jansen worked for Deutsche Lufthansa, where he led training programs in economics and management and headed projects related to reorganization, investments, cost management and other management issues. In 1994, he became head of Deutsche Lufthansa's auditing division, and, in 1996, he was responsible for a cost management project. Dr. Jansen became manager of the planning and control and cost management division at Deutsche Lufthansa in 1999. Dr. Jansen studied economics and training in economics at the University of Cologne, earning a master's degree in commerce education in 1979 and a doctorate in management science in 1984. He studied applied economics at the Universite Paris Dauphine from 1977 to 1978.

   Joel F. McIntyre, 62, became a director of the Company in February 1998. From 1963 through 1993, Mr. McIntyre was an attorney with the law firm of Paul, Hastings, Janofsky and Walker. In 1993, Mr. McIntyre founded his own law firm, specializing in merger and acquisition transactions. Mr. McIntyre currently serves on the Board of Directors of International Aluminum Corporation, a publicly-held company. Mr. McIntyre received a B.A. from Stanford University in 1960, and a J.D. from the University of California--Los Angeles in 1963.

   Laurans A. Mendelson, 62, was appointed to the Board of Directors in January 2001. He has served as Chairman of the Board of New York Stock Exchange-traded HEICO Corporation since December 1990, as its Chief Executive Officer since February 1990, and as its President since September 1991. He also served as President of MediTek Health Corporation, a HEICO subsidiary, from May 1994 through July 1996. In 1997 and 1999, Mr. Mendelson served on the board of governors of the Aerospace Industries Association. Mr. Mendelson is a Certified Public Accountant, and a member of the Board of Trustees of Columbia University in the City of New York and the Board of Trustees of Mount Sinai Medical Center in Miami Beach, Florida.

   James C. Stoecker, 43, became a director of the Company on September 20, 2000. Mr. Stoecker joined Lufthansa Technik AG in December 1998 as General Manager for Business Development for North America. He also serves as President, CEO and Director of Lufthansa Technik Component Services, LLC, and as a Director and Treasurer of Bizjet International Sales and Support, Inc. In 1994, Mr. Stoecker founded AvEng Trading Partners, Inc. where he served as President and Chairman until 1996. From 1996 to 1997, Mr. Stoecker served as Senior Vice President of Aviation Sales Company responsible for the Engine division. Mr. Stoecker is a CPA, with a B.S. in Accounting from Illinois State University, and an MBA in Finance and Strategic Management from the University of Illinois at Chicago.

* * *

        PROPOSAL TWO:  APPROVAL OF THE WARRANT TO LUFTHANSA TECHNIK AG

   At the Meeting, shareholders will be asked to approve the LHT Warrant, a copy of which is attached as Annex B to this Proxy Statement, which will then become immediately exercisable by LHT.

   The Company issued the LHT Warrant to LHT on September 20, 2000 in connection with entering into the Loan Agreement under which LHT provided a $9,300,000 subordinated loan to the Company. The LHT Warrant entitles LHT to purchase up to 2,500,000 shares of the Company's Common Stock at an exercise price of $4.25 per share, but will not become exercisable unless and until shareholder approval is obtained. If approved at the Meeting, the LHT Warrant will be exercisable from the date of the Meeting until the close of business on September 19, 2001.

   As of the Record Date, LHT owned or had the right to vote 6,839,175 shares, or approximately 67.3%, of the Company's outstanding Common Stock. The shares owned by LHT include 1,164,386 shares of Common Stock issued to LHT in December 2000 upon its conversion in full of the Company's Series C Stock owned by LHT, including 57,404 shares issued in payment of a portion of the accrued and unpaid dividends on the Series C Stock as of the conversion date. The Company proposes to issue LHT an additional 35,582 shares of Common Stock which are attributable to the remaining $96,431 of accrued and unpaid dividends on the Series C Shares owed to LHT as of the conversion date as described below under "Proposal Three: Approval of Proposed Issuance to LHT of 35,582 Dividend Shares."

   If the LHT Warrant is approved by the shareholders at the Meeting, LHT would have the right to acquire 2,500,000 shares of Common Stock upon exercise of the LHT Warrant. This is in addition to the 6,642,833 shares of Common Stock it currently owns and the 35,582 Dividend Shares that will be issued to it assuming Proposal Three is approved at the Meeting.

   The Board of Directors of the Company believes that the LHT relationship enhances the Company's prospects for increasing shareholder value in the future. Shareholders are therefore asked to approve the LHT Warrant. LHT is not obligated to exercise the LHT Warrant, and it may decide not to do so even if the LHT Warrant is approved at the Meeting.

   In accordance with the rules of The Nasdaq Stock Market, LHT must refrain from voting its shares with respect to Proposal Two because of its interest in Proposal Two. As a result, the approval of the Warrant will require the affirmative vote of a majority of the shares of Common Stock, other than shares owned or voted by LHT, present, in person or by proxy, at the Meeting, so long as the affirmative votes cast constitute a majority of the required quorum for the Meeting.

   If the LHT Warrant is not approved at the Meeting, under its Voting and Indemnity Agreement with the Company, LHT would be entitled to indemnity from the Company for any "Losses" (as defined) to LHT resulting from, among other things, the failure of a majority of the non-LHT shareholders to approve the LHT Warrant.

   As indicated above, as of the Record Date, LHT owned or had the right to vote approximately 6,839,175 shares of Common Stock, or approximately 67.3% of the outstanding Common Stock. So long as it owns or has the right to vote more than 50% of the Company's outstanding Common Stock, LHT will be able to determine the outcome of most matters submitted to a vote of the Company's shareholders. If the LHT Warrant is approved at the Meeting, and if it were subsequently exercised by LHT in accordance with the terms of the LHT Warrant, LHT's voting control would be further increased. Shareholders should consider this increased ownership and control before determining whether to vote for or against the LHT Warrant.

   Mr. Henningsen and Dr. Jansen are directors of LHT, and Mr. Stoecker is a general manager of LHT. As such, these directors may be deemed to have an interest in the proposal to approve the exercise of the LHT Warrant. The issuance of the LHT Warrant was approved by the Board of Directors prior to the closing of the transactions with LHT, and prior to the appointment of any LHT-nominated director.

* * *

                PROPOSAL THREE:  APPROVAL OF PROPOSED ISSUANCE
                       TO LHT OF 35,582 DIVIDEND SHARES

   As referred to above under the discussion of Proposal Two, in December 2000, LHT converted in full all of the outstanding shares of Series C Stock of the Company at a conversion price of $2.71007 per share. The conversion price and the other terms of the conversion were determined strictly in accordance with the terms of the Series C Stock. The $3,000,000 stated value of the Series C Shares, plus approximately $155,569 of accrued and unpaid dividends, was converted into 1,164,386 shares that were issued to LHT in December 2000. Subject to the considerations discussed below, LHT also will be entitled to receive an additional 35,582 shares of Common Stock (referred to as the Dividend Shares) attributable to the remaining $96,431 of accrued and unpaid dividends on the Series C Stock as of the conversion date.

   Under the terms of the Series C Stock, the Company may not issue more than a maximum of 1,164,386 shares of Common Stock upon conversion of the Series C Stock unless it first obtains shareholder approval to issue any shares above the maximum of 1,164,386 shares. Under Proposal Three, the Company is seeking shareholder approval to issue LHT 35,582 Dividend Shares, representing the difference between the 1,199,968 conversion shares to which LHT otherwise would be entitled as of the conversion date and the maximum number of conversion shares that can be issued absent such shareholder approval.

   If the proposed issuance of the Dividend Shares is not approved, under the terms of the Series C Stock, the Company will be obliged to pay LHT in cash the $96,431 of accrued and unpaid dividends to which the Dividend Shares are attributable plus interest on the unpaid dividends at the rate of 18% per year from and after December 22, 2000. The Company currently is prohibited from paying cash dividends under applicable California corporations laws that permit cash dividends to be paid only out of retained earnings or if the Company's working capital and total assets exceed its current liabilities and total liabilities by specified margins. If Proposal Three is not approved at the Meeting, the Company would be obligated to pay LHT the unpaid dividends owed to it, plus interest that will continue to accrue until the Company is legally permitted to pay the dividends and interest and actually does so. If Proposal Three is approved, under the terms of the Series C Stock and the February 6, 2001 agreement with LHT regarding its conversion of the Loan Agreement indebtedness, LHT can choose to receive the accrued and unpaid dividends either in shares or in cash.

   The Board of Directors believes that issuance of the Dividend Shares is in the Company's best interests, since it will enhance the Company's net tangible assets, help conserve the Company's cash and avoid additional interest accruals on the unpaid dividends. For these reasons, at its meeting on January 18, 2001, the Board of Directors of the Company approved the issuance to LHT of the Dividend Shares, and it recommends that the shareholders approve the proposed issuance. If Proposal Three is approved, LHT would benefit from any increase (and would suffer any decrease) in the trading price of the Common Stock above (or below) the $2.71007 conversion price for the Dividend Shares.

   Under the terms of the Series C Stock, LHT is not entitled to vote with respect to Proposal Three the 1,164,386 shares of Common Stock it received upon conversion of the Series C Stock; however, it may vote with respect to Proposal Three the other 5,674,789 shares it owns or has the right to vote, which represent approximately 55.8% of the outstanding Common Stock as of the Record Date. LHT, therefore, will be able to determine the outcome of the vote on Proposal Three. As discussed above with respect to Proposal Two, shareholders should consider LHT's increased ownership and voting control that would result from the issuance of the Dividend Shares before determining how to vote on Proposal Three.

* * *

                              EXECUTIVE OFFICERS

   Set forth below is certain information with respect the Company's executive officers:

      Name                             Position Presently Held
      ----                             -----------------------
      August Wilhelm Henningsen Chairman of the Board
      David L. Lokken.......... President and Chief Executive Officer
      Philip M. Panzera........ Executive Vice President and Secretary
      Brian S. Carr............ Managing Director of Sun Valley Operations
      Klaus Putz............... Chief Operating Officer of United Kingdom
                                  Operations
      Michael A. Riley......... Vice President, Sales & Marketing

   The respective biographies of Messrs. Henningsen and Lokken, who are also directors of the Company, are set forth above under "Proposal One: Election of Directors."

   Philip M. Panzera, 52, joined the Company in October 1998 as Vice President of Corporate Development. In March 1999, he was appointed Vice President and Chief Financial Officer, and since September 1999, he has served as Executive Vice President (while maintaining responsibilities as the Company's Principal Financial and Accounting Officer). In September 2000, he was also appointed Secretary of the Company. Prior to joining the Company, Mr. Panzera held a number of senior management positions as Chief Financial Officer, Chief Operating Officer, President and Director in both private and public companies. He has worked as an attorney, specializing in tax and corporate law, and has also served with Coopers & Lybrand. Mr. Panzera received a B.A. from Methodist College, and M.B.A. from the Rutgers University Graduate School of Management, and a J.D. from the Rutgers University School of Law.

   Brian S. Carr, 43, became Managing Director of Sun Valley Operations in November 1997 after having served as Vice President of the Landing Gear Business Unit since he joined the Company in January 1993. From 1980 until he joined the Company, Mr. Carr held various engineering, technical sales and management positions with Cleveland Pneumatic's Product Service Division and Dowty Aerospace. Mr. Carr holds a B.S. in Aerospace Engineering Technology from Kent State University.

   Klaus Putz, 57, joined the Company as Chief Operating Officer of the Company's United Kingdom subsidiary in December 2000. From 1997 until he joined the Company, Mr. Putz served as the Technical Director of Lufthansa Airmotive Ireland, an affiliate of LHT. From 1991 through 1997, he served as the Executive Director, Repair Shops and Facilities, for AMECO. From 1967 until he joined AMECO, Mr. Putz held various engineering management positions with Deutsche Lufthansa. Mr. Putz received an aeronautical engineering degree from the University of Aachen in 1966.

   Michael A. Riley, 54, joined the Company as Vice President of Marketing in October 1989. He served as Vice President of the Hydromechanical Business Unit from January 1994 to September 1999, when he was appointed as Vice President of Sales & Marketing. From 1982 until he joined the Company, Mr. Riley held various positions in the aerospace/aircraft industry with Abex Aerospace and Dunlop Aviation. Mr. Riley served as a helicopter pilot in the United States Navy after receiving a B.S. in Engineering from the United States Naval Academy.

* * *

               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth all compensation earned or accrued during the years ended December 31, 1998, 1999 and 2000 by the Company's Chief Executive Officer and its four other most highly compensated executive officers whose total salary and bonus during the year ended December 31, 2000, exceeded $100,000 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                              Long-term Compensation
-                                                          -----------------------------
                                    Annual Compensation           Awards         Payouts
                                 ------------------------- --------------------- -------

                                                                      Securities
                                                           Restricted Underlying
                                                             Stock     Options/   LTIP      All Other
Name and Principal Position Year  Salary  Bonus(1)  Other    Awards    SARs(#)   Payouts Compensation(2)
--------------------------- ---- -------- -------- ------- ---------- ---------- ------- ---------------

 David L. Lokken........... 2000 $205,000 $    --  $44,174                                  $344,877
 Chief Executive Officer    1999  205,000  41,000   44,251
                            1998  205,000  22,431   48,756

 Philip M. Panzera......... 2000 $160,000 $    --                                           $202,537
 Executive Vice President   1999  153,088  24,000

 Brian S. Carr............. 2000 $160,000 $    --                                           $177,537
 Managing Director of SV    1999  157,628  24,000
 Operations                 1998  130,000  10,669

 Dennis M. Biety(3)........ 2000 $141,550 $    --  $67,820                                  $368,178
 Managing Director of UK    1999  160,000  24,000   77,236
 Operations

 Michael A. Riley.......... 2000 $130,000 $    --                                           $145,918
 Vice President--Sales      1999  118,464  19,500
 & Marketing                1998  115,000   9,438

--------
(1) Bonus amounts are shown in the year earned.
(2) Represents amounts paid or payable to the Named Executive Officers pursuant to change of control provisions in their respective Employment Agreements. The provisions were triggered by the transactions with LHT described below under "Certain Relationships and Related Transactions--Transactions with LHT." See the discussion below under "Employment Agreements" for more information regarding these payments.
(3) As of November 2000, Mr. Biety was no longer employed by the Company. The Company and Mr. Biety are currently negotiating the terms of any severance pay to which Mr. Biety may be entitled pursuant to his employment agreement.

Director Compensation

   Directors not employed by the Company or LHT currently receive $2,000 per month for their service on the Board and any committees of the Board. At the discretion of the Board, directors may also be granted stock options. No stock options or stock appreciation rights were granted to, or exercised by, any Director during the fiscal year ended December 31, 2000. Directors are reimbursed for out-of-pocket expenses incurred in connection with the performance of their services as directors.

Stock Options/SAR Grants

   No stock options or stock appreciation rights were granted to, or exercised by, the Named Executive Officers during the fiscal year ended December 31, 2000.

Fiscal Year-end Option/SAR Values

   The following table sets forth information regarding the number and value of unexercised options and any stock appreciation rights owned on December 31, 2000, by the Named Executive Officers:

                               Number of                 Value of
                          Unexercised Options     Unexercised Options(1)
                       ------------------------- -------------------------
     Name              Exercisable Unexercisable Exercisable Unexercisable
     ----              ----------- ------------- ----------- -------------
     David L. Lokken..   187,471        --         $4,146         --
     Philip M. Panzera    43,261        --             --         --
     Brian S. Carr....    43,261        --            829         --
     Michael A. Riley.    43,261        --            829         --

--------
(1) Represents the excess, if any, of the market price of the Common Stock as of December 31, 2000, over the exercise price of the options.

Employee Defined Benefit Plan

   General. On January 1, 1997, the Board of Directors adopted the Employee Defined Benefit Pension Plan (the "Pension Plan") for the benefit of the eligible employees of the Company. The primary purpose of the Pension Plan is to provide a retirement benefit for participating employees. All employees of the Company are eligible to participate in the Pension Plan on the January 1st next following their date of hire. Employees who are covered by collective bargaining units and whose retirement benefits are the subject of good faith bargaining, however, are not eligible to participate in the Pension Plan.

   Administration. The Pension Plan is administered by trustees appointed by the Board of Directors. The trustees oversee the day-to-day administration of the Pension Plan and have the authority to take action and make rules and regulations necessary to carry out the purpose of the Pension Plan.

   Normal Retirement Benefits and Vesting. The Pension Plan provides for employer contributions only. Each year, the Company makes a contribution to the pension plan equal to the minimum funding requirement sufficient to fund for the benefits being accrued under the Pension Plan for the year. The Pension Plan provides for a normal retirement benefit payable on a monthly basis for the lifetime of the participant. The normal retirement benefit is equal to the participant's credited benefit service (up to a maximum of 35 years) times the sum of 0.75% of the participant's final average monthly compensation plus 0.65% of such compensation in excess of the participant's average monthly wage. However, the benefit actually payable from the Pension Plan will be reduced for any benefits payable (or paid) with respect to service credited from the Defined Benefit Plan of the Company's predecessor.

   For purposes of calculating a participant's normal retirement benefits, average monthly compensation is defined in the Pension Plan as average monthly compensation during the five consecutive plan years of the participant's employment that yields the highest average compensation.

   No maximum monthly benefit payable under the Pension Plan is to exceed the applicable Internal Revenue Code Section 415 limit adjusted actuarially to reflect a participant's retirement age if the retirement age is other than the social security retirement age. The monthly retirement benefit payable by the Pension Plan is a benefit payable in the form of a straight life annuity with no ancillary benefits. For a participant who is to receive benefits other than in the form of a straight life annuity, the monthly retirement benefit will be adjusted to an equivalent benefit in the form of a straight life annuity on an actuarial equivalent basis.

   A participant becomes fully vested in his accrued benefits under the Pension Plan upon attainment of normal retirement age (age 65), permanent disability, death or the termination of the Pension Plan. If a participant terminates employment with the Company prior to retirement, death or disability, the vested interest he has in accrued benefits under the Pension Plan is based on years of service, with 0% vesting for less than five years of service and 100% vesting after five or more years of service.

   Pension Plan Investments. The Plan Committee selects vehicles for the investment of plan assets. The Plan Committee then directs the trustee to invest employer contributions in the investment option selected by the Plan Committee under the Pension Plan.

   Pension Plan Amendment or Termination. Under the terms of the Pension Plan, the Company reserves the right to amend or terminate the Pension Plan at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit accrued under the Pension Plan prior to the effective date of the amendment or termination.

   Estimated Monthly Benefits. The following table sets forth the estimated monthly benefits under the Pension Plan, without regard to any offsetting benefit which may be payable from the Defined Benefit Pension Plans of the Company's predecessors for service prior to January 1, 1997, based on the current benefit structure and assuming the participant's current age is 50.

                                      Years of Service
                                    --------------------
                       Remuneration   15     20     25
                       ------------ ------ ------ ------
                         $125,000.. $1,684 $2,246 $2,807
                          150,000..  2,122  2,829  3,536
                          175,000..  2,297  3,063  3,828
                          200,000..  2,297  3,063  3,828
                          225,000..  2,297  3,063  3,828
                          250,000..  2,297  3,063  3,828
                          300,000..  2,297  3,063  3,828
                          400,000..  2,297  3,063  3,828
                          450,000..  2,297  3,063  3,828
                          500,000..  2,297  3,063  3,828

   The compensation covered by the Pension Plan includes basic salary or wages, overtime payments, bonuses, commissions and all other direct current compensation but does not include contributions by the Company to Social Security, benefits from stock options (whether qualified or not), contributions to this or any other retirement plans or programs or the value of any other fringe benefits provided at the expense of the Company. For benefit calculation purposes, a "highest five-year" average of compensation is used. Benefits are paid as straight-life annuities with no subsidies or offsets. The compensation covered by the Pension Plan for all of the Named Executive Officers currently is limited in accordance with Section 401(a)(17) of the Internal Revenue Code to $170,000.

   The years of credited service under the Pension Plan for each Named Executive Officer as of December 31, 2000, were as follows:

                       Name              Years of Service
                       ----              ----------------
                       David L. Lokken..     11 years
                       Michael A. Riley.     11 years
                       Brian S. Carr....      7 years
                       Philip M. Panzera      2 years

Employment Arrangements

   In November 1996, the Company entered into an employment agreement with David L. Lokken pursuant to which Mr. Lokken agreed to serve as the Company's President and Chief Executive Officer. The employment agreement is for an initial term of five years and, as amended in 1997, provides for an annual base salary of $205,000, and a performance bonus to be awarded in accordance with the terms and conditions of the Company's Profit Sharing Plan.

   Pursuant to the employment agreement, the Company may terminate Mr. Lokken's employment with or without cause at any time before its term expires upon providing written notice. In the event the Company terminates Mr. Lokken's employment without cause, Mr. Lokken would be entitled to receive a severance amount equal to his annual base salary and benefits for the greater of two years or the balance of the term of his employment agreement, and a pro rata bonus for the year of termination. In the event of a termination by reason of Mr. Lokken's death or permanent disability, his legal representative will be entitled to receive his annual base salary and benefits for the remaining term of his employment agreement. In the event of, or termination following, a change in control of the Company, as defined in the agreement, Mr. Lokken would be entitled to receive eighteen months' salary and benefits.

   In November 1996, the Company also entered into employment agreements with Brian S. Carr, Managing Director of Sun Valley Operations, and Michael A. Riley, Vice President, Sales & Marketing. The employment agreements are each for an initial term of three years, which have been automatically extended for successive one year terms. The agreements, as amended in 1997 and 1999, provide for annual base salaries of $160,000 and $130,000, respectively, and performance bonuses to be awarded in accordance with the terms and conditions of the Company's Profit Sharing Plan. Mr. Riley may also receive commissions totaling $30,000 per year if the Company achieves its revenue targets, plus additional commissions if Company revenue should exceed its targets. In the event the Company terminates their employment without cause, Messrs. Carr and Riley would each be entitled to receive a severance amount equal to his respective annual base salary and benefits for the greater of one year or the balance of the term of his employment agreement and a pro rata bonus for the year of termination. In the event of a termination by reason of Messrs. Carr's or Riley's death or permanent disability, his legal representative will be entitled to receive his annual base salary and benefits for the remaining term of his employment agreement. In the event of, or termination following, a change in control of the Company, as defined in the agreement, Messrs. Carr and Riley would each be entitled to receive twelve months' salary and benefits.

   In October 1998, the Company entered into an employment agreement with Philip M. Panzera, Executive Vice President. The agreement is for an initial term of three years, and, as amended in 1999, provides for an annual base salary of $160,000, and a performance bonus to be awarded in accordance with the terms and conditions of the Company's Profit Sharing Plan. In the event the Company terminates his employment without cause, Mr. Panzera would be entitled to receive a severance amount equal to his annual base salary and benefits for the greater of one year or the balance of the term of his employment agreement, and a pro rata bonus for the year of termination. In the event of a termination by reason of Mr. Panzera's death or permanent disability, his legal representative will be entitled to receive his annual base salary and benefits for the remaining term of his employment agreement. In the event of, or termination following, a change in control of the Company, as defined in the agreement, Mr. Panzera would be entitled to receive twelve months' salary and benefits.

   As reflected in the Summary Compensation Table above, the transactions with LHT described below under "Certain Relationships and Related Transactions" triggered the "change-of-control" payments provided for in the respective employment agreements of Messrs. Lokken, Biety, Panzera, Carr and Riley. To assist the Company, Messrs. Lokken, Biety, Panzera and Riley voluntarily deferred receipt of these payments pursuant to individual Payment Deferral Agreements. A portion of these deferred amounts, plus interest, was paid during 2000. As of August 21, 2001, $56,118 of these payments, plus accrued interest of $372, remains to be paid.

   During 2000, the Company provided Management Incentive Program agreements to each of the Named Executive Officers and certain other key employees. The Management Incentive Program (the "Program") provided additional financial incentives upon a change in control of the Company, depending upon the price paid for the Company in connection with the change of control transaction. Based on the purchase price of the Company's common shares in the transactions with LHT, no payments were due to these employees pursuant to the Program. Upon the completion of a change of control of the Company, the Program also provided for accelerated vesting of stock options. On September 20, 2000, upon the execution of the transactions with LHT, Messrs. Lokken, Biety, Panzera, Carr and Riley received immediate vesting of 26,914, 18,747, 28,120, 12,979 and 12,979 options, respectively.

Compensation Committee Interlocks And Insider Participation

   Daniel J. Lubeck, Joel F. McIntyre, and Daniel C. Toomey, Jr. served on the Compensation Committee during 2000. Mr. Lubeck resigned as Chairman of the Board, Secretary, and Chairman of the Compensation Committee on September 20, 2000. Mr. McIntyre served as the interim chair until Mr. Mayrhuber was appointed as Chairman of the Compensation Committee in October 2000. Mr. Toomey resigned from the Board in October 2000, and Mr. Mendelson was appointed to succeed Mr. Toomey on the Board and the Compensation Committee. In August, 2001, Mr. Mayrhuber resigned from the Board and Mr. Henningsen was appointed to succeed Mr. Mayrhuber as Chairman of the Board and as Chairman of the Compensation Committee.

* * *

                     REPORT OF THE COMPENSATION COMMITTEE
            OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION(1)

   The Compensation Committee of the Board of Directors is a standing committee comprised of three outside directors. One of the Compensation Committee's functions is to recommend to the Board of Directors base salary, incentive compensation and stock option awards for the executive officers of the Company. Each of the principal executive officers of the Company is presently employed pursuant to a written Employment Agreement. The Employment Agreement with Mr. Lokken provides for a term ending on October 31, 2002. Each Employment Agreement provides for the payment of a base salary and participation by the executive officer in the Company's Management Incentive Compensation Plan pursuant to a Management Incentive Compensation Agreement executed by the Company and the executive officer. Stock option awards are made pursuant to the Company's 1997 Stock Option Plan. Other than stock option grants by the full Board to directors for their service on the Board, no member of the Compensation Committee is eligible to participate in any of the plans or programs which it administers.

   Compensation Philosophy. The Compensation Committee's primary objective is to craft a compensation package for the Company's executive officers that aligns the interest of management with the long-term interests of the Company's shareholders. This is accomplished by tying major portions of executive compensation to the achievement of both individual and Company performance objectives which are directed at enhancing shareholder value. A second goal of the Compensation Committee is to implement a compensation philosophy that will both attract and retain the experienced and talented individuals who are essential to the Company's long-term success. The Committee regularly reviews publicly available information regarding compensation programs and philosophies of the Company's competitors, and other entities of a comparable size with the Company, with the objective of ensuring that the Company's compensation philosophy and programs remain competitive and appropriate.

   Each executive officer's compensation package is comprised of three principal components: (i) base salary; (ii) annual incentive compensation; and
(iii) stock options.

   Base Salary. The current base salary of each of the Company's principal executive officers is set forth in the Employment Agreement between the Company and such executive officer. As a general principle, the Compensation Committee will attempt to establish and maintain base salaries within the range of salaries for companies of a size and engaged in a business comparable to the Company. Among the specific factors which are considered in establishing base salary levels for the Company's principal executive officers are (i) the executive officer's recent and long-term performance; (ii) identifiable contribution by the executive officer to the Company's achievement of its performance objectives; (iii) level of responsibility; and (iv) years of service with the Company. Performance goals for each principal executive officer are established prior to the beginning of each fiscal year. These goals are established by the Chief Executive Officer with respect to other officers and by the Compensation Committee with respect to the Chief Executive Officer.

   Management Incentive Compensation Plan. Certain employees of the Company (including the Company's principal executive officers) are participants in the Company's Management Incentive Compensation Plan (the "Plan") pursuant to which they are entitled to receive performance based bonuses. Under the Plan, bonuses are based on the Company's actual percentage achievement, versus forecast, with respect to three criteria: revenue, net income and return on net assets. Under the Plan, the President and other officers have the potential of receiving bonuses equal to forty percent (40%) and thirty percent (30%) of their base salaries for the fiscal year, respectively. If the weighted average of the three criteria drops to 80% of forecast, then no bonus is payable. If the weighted average of the three criteria amounts to 120% of forecast, then the bonus amounts are doubled. Results in between 80% and 120% of forecast are pro rated accordingly. This bonus methodology is exactly the same as the calculation used for bonuses for all other Company personnel.
--------
(1) The Company's SEC filings sometimes incorporate information "by reference" to information previously filed with the SEC that should be considered part of the subsequent filing. Unless the Company states otherwise, this report should not be deemed to be incorporated by reference in the Company's SEC filings. This report also does not constitute soliciting material and is not to be considered "filed" with the SEC.

   Stock Options. Stock options are granted to principal executive officers under the Company's 1997 Stock Option Plan. The purpose of the 1997 Plan is to encourage and facilitate stock ownership by participants and to provide incentives to participants to remain in the employ of the Company and contribute to enhancing shareholder value over the long-term. The 1997 Plan is administered by the Board of Directors which has the discretion to select optionees and the terms and conditions of each option, subject to the provisions of the 1997 Plan. Options granted under the 1997 Plan may be either incentive stock options or nonqualified options.

   Change of Control Program. During 2000, upon recommendation of the Company's financial advisors, the Board of Directors approved certain financial incentives for the executive officers, and certain other key employees, payable upon a change in control of the Company. Such incentives include the potential for an award if the Company should be sold for a certain amount, and acceleration of unvested stock options.

                           AUGUST WILHELM HENNINGSEN
                               JOEL F. MCINTYRE
                             LAURANS A. MENDELSON

* * *

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the beneficial ownership of the Company's Common Stock as of July 19, 2001, by: (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock; (ii) each director of the Company, (iii) each Named Executive Officer of the Company; and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, to the Company's knowledge, subject to applicable community property and similar laws, the persons shown have sole voting and investment power with respect to the shares shown.

                                                             Amount and Nature of
                                                            Beneficial Ownership(1) Percentage of
Name, and Address for 5% Owners                                 (common shares)         Class
-------------------------------                             ----------------------- -------------
Lufthansa Technik AG(7)....................................        6,839,175(2)           66%
David L. Lokken............................................          326,401(3)          3.2%
Brian S. Carr..............................................           71,967(4)            *
Michael A. Riley...........................................           71,967(4)            *
Philip M. Panzera..........................................           43,261(4)            *
Mellon C. Baird............................................           16,861(5)            *
Joel F. McIntyre...........................................           16,861(5)            *
August Wilhelm Henningsen..................................                0              --
Dr. Peter Jansen...........................................                0              --
James C. Stoecker..........................................                0              --
Laurans A. Mendelson.......................................                0              --
Klaus Putz.................................................                0              --
All directors and executive officers as a group (11 people)          547,318(6)          5.2%

--------
*  Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of Common Stock subject to options, warrants or convertible securities held by a person which are currently exercisable, or exercisable within 60 days following April 27, 2001, are deemed outstanding for purposes of computing the beneficial ownership of that person, but no other person.
(2) Includes 196,342 shares owned by the "Management Shareholders" identified under "Certain Relationships and Related Transactions--Transactions With LHT," which LHT is entitled to vote under the Shareholders Rights Agreement among the Company, LHT and the Management Shareholders. Excludes 100,945 shares subject to options to purchase Common Stock held by the Management Shareholders. Also excludes, as not yet approved by shareholders, 2,500,000 shares of the Common Stock purchase warrant issued to LHT, and 35,582 dividend shares payable to LHT from the conversion of the Series C Preferred Stock.
(3) Includes 138,930 shares held by the David L. Lokken and Susan M. Lokken Revocable Trust, dated March 20, 1998, of which Mr. Lokken is trustee. Also includes 187,471 shares subject to options.
(4) Includes 43,261 shares subject to options.
(5) Includes 14,861 shares subject to options.
(6) Includes a total of 346,976 shares subject to options to purchase Common Stock held by the directors and executive officers.
(7) The address for Lufthansa Technik AG is Attn: Knut Wiszniewski, Weg beim Jager 193, 22335 Hamburg, Germany.

* * *

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with LHT

   Purchase of Common and Preferred Stock. On September 20, 2000, LHT purchased 2,336,495 shares of the Company's Common Stock at $4.12 per share, constituting approximately 40% of the outstanding Common Stock as of that date, from six individual shareholders (the "Selling Shareholders") affiliated with Unique Investment Corporation ("Unique"). In a separately negotiated private transaction on the same date, LHT also paid $3,777,333 for all 300 outstanding shares of the Company's Series C preferred issue (the "Preferred Stock") owned by Deephaven Private Placement Trading Ltd. Upon the sale of Common Stock, Messrs. Lubeck, Hartman and Makoff resigned as directors, and three nominees of LHT were appointed to the Board: Mr. Mayrhuber, as Chairman, and Messrs. Gallus and Stoecker. In August, 2001, Mr. Mayrhuber and Dr. Gallus resigned as directors, and the remaining directors appointed two nominees of LHT, Mr. Henningsen and Dr. Jansen, to fill the vacancies on the Board. The remaining directors further appointed Mr. Henningsen to succeed Mr. Mayrhuber as Chairman of the Board.

   Subordinated Loan Agreement. On September 20, 2000, the Company and LHT entered into a Loan Agreement (the "Loan Agreement") pursuant to which LHT provided the Company a $9,300,000 subordinated loan for a term of three years at an interest rate equal to the higher of (a) 10% per annum or (b) 5% per annum plus USD LIBOR up to the maximum amount allowable by law, provided such rate did not exceed 11%. The Loan Agreement contained certain covenants, among others, regarding the Company's use of the proceeds, and certain corporate rights and actions, some of which continue in the debt conversion agreement described below. Amounts owed to LHT under the Loan Agreement were converted into shares of the Company's Common Stock on March 16, 2001 as discussed below. As part of, and in connection with, the Loan Agreement, the Company and LHT also entered into the Shareholder Rights and Voting Agreement discussed below.

   Issuance of Warrant. In connection with the Loan Agreement, the Company issued LHT a Common Stock purchase warrant (the "LHT Warrant"). As described above under Proposal Two, the Company is presenting the LHT Warrant for the shareholders' approval at the Meeting. If approved, the LHT Warrant would entitle LHT to purchase 2,500,000 shares of the Company's Common Stock, at an exercise price of $4.25 per share until September 19, 2001.

   Shareholder Rights and Voting Agreement. The Company, David L. Lokken, Brian Carr, Michael Riley and Dennis Biety (collectively, the "Management Shareholders"), and LHT also entered into a Shareholder Rights and Voting Agreement, dated September 20, 2000 (the "Shareholder Rights Agreement"), pursuant to which the Management Shareholders granted LHT the right of first refusal to purchase a total of 196,342 shares of Common Stock owned by the Management Shareholders, plus up to an additional 129,786 shares of Common Stock that the Management Shareholders could acquire upon the exercise of outstanding options held by them (an amount now equal to 100,945 shares subsequent to the termination of Mr. Biety's options following the end of his employment). LHT also was granted proxies from the Management Shareholders to vote all of such shares on all matters put to shareholders for their approval. LHT obtained certain preemptive rights to purchase shares from the Company so long as LHT does not hold 51% of the seats on the Company's Board of Directors and more than 40% (but less than 51%) of the outstanding stock of the Company determined on a fully-diluted basis. Pursuant to the Shareholder Rights Agreement and corresponding provisions of the Loan Agreement that were continued in the February 6, 2001 agreement with LHT to convert the Loan Agreement indebtedness as described below, the Company granted LHT, among other things, the rights to cause the Company to establish a classified board in accordance with the Company's charter documents and to nominate three members of the Board of Directors of the Company (including the right to nominate the successors to those nominees), each to serve as a Class II director upon establishment of a classified board, and to cause the Company to increase the size of the Board from seven to nine directors as permitted by the Company's Bylaws, and, in that event, to nominate for election the two additional directors, one as a Class I director and one as a Class II director. The Company agreed that neither LHT nor any directors it nominates to the board would have any obligation to disclose information regarding technology, investments, products or other matters, and the Company waived any claim against LHT or those directors to the extent permitted by law if they pursue opportunities based on such information.

   The Company also agreed not to propose any amendment to its outstanding Rights Agreement, dated as of March 10, 1999 and as amended on August 15, 2000, that would prevent, discourage or hinder LHT or its affiliates in acquiring at least 51% of the outstanding Common Stock of the Company. An August 15, 2000 amendment to the Rights Plan expressly waived the application of the Rights Plan to LHT or its affiliates. The Company agreed to file all reports required under the federal securities laws and provide information and take reasonable actions as requested to facilitate possible future sales of Common Stock by LHT or Management Shareholders. The Company further agreed to maintain current provisions of its charter documents providing for exculpation and indemnification of its directors to the fullest extent permitted by law, and not to issue any stock options, warrants or similar securities to senior management of the Company unless the recipient agrees to be bound by the Shareholder Rights Agreement.

   Voting and Indemnity Agreement. As part of the Loan Agreement, the Company and LHT entered into a Voting and Indemnity Agreement, dated September 20, 2000, under which the Company agreed to indemnify LHT and its "Affiliates" and "Representatives" (as defined therein) against all "Losses" (as defined therein) arising out of, or in connection with, or as a result of, LHT's voting in favor of the LHT Warrant at the shareholders meeting at which it is presented for approval, the failure of the shareholders to approve the LHT Warrant, or if a majority of the shareholders (other than LHT) vote against approval of the LHT Warrant.

   Registration Rights Agreement. On September 20, 2000, the Company entered into a Registration Rights Agreement with LHT under which the Company agreed, at LHT's request, to file a registration statement under federal securities laws covering all or any part of the "Registrable Securities" (as defined therein) held by LHT, and granted LHT certain "piggyback" registration rights and rights to registration of LHT's Registrable Securities on Form S-3.

   Loan Participation with Heller. On September 20, 2000, LHT also became a junior participating lender in the Heller Financial Inc. loan to the Company by funding $10,000,000 of the Heller loan facility. In October 2000, the Heller loan facility was terminated and replaced by a new senior loan facility described below.

   New Senior Loan Facility. In October 2000, the Company entered into a loan agreement with Landesbank Hessen-Thuringen Girozentrale and Kreditanstalt fur Wiederaufbau (collectively, the "Banks"), under which the Banks provided term loans of $45,000,000 to the Company and 14,000,000 British Pounds ("sterling") to its UK subsidiary. LHT will receive an annual fee from the Banks in an amount between $355,000 and $450,000 for its services in introducing the Company to the Banks and assisting in facilitating the closing of the loans to the Company, agreeing to provide continuing advisory services to the Banks on industry matters, and a commission equal to 2.7% of the outstanding loan amounts per year for guaranteeing the Company's obligations to the Banks under the sterling loan.

   Waiver of Redemption Rights. On December 11, 2000, in order to conserve the Company's cash LHT voluntarily executed a Waiver to waive its right to require the Company to redeem any of the Company's Preferred Stock and Underlying Shares (as defined in the Certificate of Determination for the Series C Preferred Stock).

   Conversion of Preferred Stock. In December 2000, LHT converted, in full, the Series C Stock and a portion of the accrued Series C Stock dividends into 1,164,386 shares of Common Stock (including 57,404 shares attributable to accrued dividends) at $2.71007 per share. The conversion price and other terms of the conversion were determined in accordance with the provisions of the Series C Stock. As described above, LHT will be entitled to receive an additional 35,582 shares of Common Stock attributable to the remaining $96,431 of accrued and unpaid dividends on the Series C Stock assuming that Proposal Three is approved at the Meeting. The purpose of the conversion was to increase LHT's equity position in the Company, to assist the Company in improving its debt-to-equity ratio and net tangible assets (which helped the Company to comply with Nasdaq maintenance requirements), and to assist the Company in avoiding certain prepayment obligations under its new senior loan agreement with the Banks that would have become effective if LHT did not own or control more than 50% of the share capital and voting rights of the Company by December 30, 2000.

   In accordance with the provisions of the Preferred Stock, accrued dividends of 35,582 shares owed to LHT can not be paid without shareholders' approval. The Company also is seeking approval to pay these accrued dividends at the Meeting. If such approval is not obtained, LHT may, at its option, receive instead a cash payment of $96,431, plus accrued interest at 18% per annum from the conversion date, for the dividends.

   Conversion of Subordinated Debt. On February 6, 2001, the Company and LHT entered into an agreement under which LHT agreed to exchange $9,803,000 of principal and accrued interest owed to it under the Loan Agreement into shares of the Company's Common Stock at an exchange price of $3.125 per share. The exchange price of $3.125 was determined by the average of the closing bid prices on the five trading days immediately prior to February 6, 2001. On March 16, 2001, the Company completed the exchange by issuing to LHT 3,136,952 shares of its Common Stock. This exchange served to increase shareholders' equity and net tangible assets by $7,203,000 (representing the $6,700,000 carrying value of the indebtedness plus accrued interest of $503,000). The exchange agreement also contained certain covenants by the Company, including, among others, agreements by the Company not to enter into certain stock transactions without the prior written consent of LHT, to seek shareholder approval of the LHT Warrant, to seek to increase the size of the Board of Directors from seven to nine, to establish a classified board and allow LHT to nominate one Class II director and one Class I director upon such increase, and not to adopt any amendment to the Rights Agreement that would be adverse to LHT (as defined therein).

   Operating Transactions with LHT. In the ordinary course of business, the Company enters into subcontracting transactions with LHT to provide overhaul services. During 2000, the Company derived revenue of $465,000 from overhaul services provided to LHT.

   Revolving Line of Credit. On June 8, 2001, LHT entered into a Revolving Credit Facility Agreement (the "Facility") with the Company and its UK subsidiary through which LHT will provide a revolving line of credit to the UK subsidiary to facilitate certain capital investments and to supplement the UK subsidiary's general working capital. The Facility, which may be drawn up to an aggregate amount of 5.2 million British pounds sterling (approximately US $7.4 million), must be repaid within 364 days of the date of the agreement and will bear interest, payable monthly, at a daily average rate of 270 basis points over the London Sterling Overnight Index Average (approximately 8% in August
2001).

   To obtain the consent of the Banks for the Facility, LHT entered into a Guarantee Agreement on June 8, 2001 with the Banks. Under the Guarantee Agreement, LHT agreed to provide a guarantee (the "Guarantee") to secure the claims of the Banks under the $45 million senior loan facility between the Banks and the Company discussed above. In consideration for the Guarantee, the Banks entered into a Guarantee Commission Agreement with LHT on June 8, 2001 whereby the Banks agreed to pay LHT a commission equal to 1.95% per annum on the amounts drawn under the senior loan facility by the Company. In addition, the Banks executed letter agreements confirming that any amounts drawn by the UK subsidiary pursuant to the Revolving Credit Facility Agreement will not be taken into account in determining the Company's or the UK subsidiary's compliance with the senior loan facility.

   Cooperation Agreement. In July 2001, the Company and its UK subsidiary entered into a Cooperation Agreement and General Supporting Contract of indefinite duration with LHT. The Cooperation Agreement established areas of cooperation between Hawker and LHT related to aircraft component and landing gear services jointly provided by both companies to our combined customer base. The General Supporting Contract describes the procedures, terms and conditions under which Hawker and LHT shall together perform the services contemplated under the Cooperation Agreement.

Transactions with Former Shareholders and Directors

   Unique Loan. The Company previously had a $2,500,000 long-term loan with Unique. Three of the principal shareholders of Unique served as directors of the Company from 1996 through 2000. Interest paid or accrued on this loan during 2000 amounted to $311,228. Following the closing of the Loan Agreement with LHT, this loan was repaid in full.

   Unique Management and Termination Fees. Commencing in January 1999, the Company began paying monthly management fees of $12,500 to Unique pursuant to a November 1997 management services agreement. The management services agreement was terminated upon the closing of the Company's Loan Agreement with LHT. In August 2000, the Board of Directors authorized the payment of an additional one-time termination fee of $150,000 to Unique upon the closing of the Loan Agreement with LHT. Unique also received $14,359 in 2000 for reimbursed expenses related to services performed for the Company by Unique and its principals.

   Letter of Credit. In June 1999, Melanie L. Bastian, a former principal shareholder of the Company, established a $2,500,000 letter of credit which secured the Company's obligations on a certain debt instrument with Heller Financial Inc. Ms. Bastian was released from this obligation upon the payment by the Company of all outstanding Heller obligations in October 2000.

   Indemnification by Selling Shareholders. In connection with the Purchase of Common and Preferred Stock described on page 19 above, the Selling Shareholders and the Company entered into an Indemnification Agreement, dated September 20, 2000, under which the Selling Shareholders agreed to indemnify the Company for any liabilities, damages, expenses and judgments, including reasonable attorneys' fees, in excess of $250,000 that the Company may incur in connection with any claim, lawsuit or proceeding against the Company by First Union Securities, Inc., relating to the Company's October 1, 1999, agreement and related engagement with First Union Securities. In October 2000, an arbitration proceeding was commenced against the Company by First Union Securities in which First Union Securities is seeking, among other things, $900,000 relating to compensation it alleges is owed from the Company, in part, as a result of the closing of the transactions with LHT described in this section. The Company accrued in fiscal year 2000 all unindemnified liabilities, costs and expenses which may arise from this ongoing arbitration proceeding.

                                                                 Exhibit (e)(5)

Excerpted Portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001

Notes to Unaudited Consolidated Financial Statements

3.  RELATED PARTY TRANSACTIONS

   On February 6, 2001, the Company and Lufthansa Technik AG ("LHT") entered into an agreement to convert from debt to common equity $9,300,000 of principal and $503,000 of accrued interest owed pursuant to the LHT note payable.

   The conversion rate of $3.125 per common share was set equal to the then-current market price, and was determined by the average of the closing bid prices on the five trading days immediately preceding the date of the agreement. The note was subsequently cancelled on March 16, 2001, upon the issuance to LHT of 3,136,952 shares of common stock. Upon cancellation of the note, shareholders' equity increased by $7,252,000 (representing the note carrying value of $6,749,000 plus accrued interest of $503,000).

   During the first quarter of 2001, LHT paid the Company $417,000 for overhaul services, and purchased $11,000 of spare parts.

* * *
                          PART II--OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

   (c) On March 16, 2001, the Company sold and issued to LHT 3,136,952 shares of its common stock in a private transaction in exchange for LHT's surrender and cancellation of $9,803,000 of principal and accrued interest owing to LHT under the Loan Agreement entered into between the Company and LHT in September 2000.The exchange price of the common stock was $3.125 per share, which equaled the average of the closing bid prices of the common stock as reported on the Nasdaq Stock Market on the five trading days preceding February 6, 2001, which was the date of the agreement between LHT and the Company to carry out the exchange of shares for indebtedness. In completing the exchange, the Company relied upon the private placement exemption afforded under Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering.

                                                                 Exhibit (e)(6)

Excerpted Portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

Notes to Unaudited Consolidated Financial Statements

3.  RELATED PARTY TRANSACTIONS

   On June 8, 2001, the Company's majority shareholder, Lufthansa Technik AG ("LHT"), provided a revolving line of credit to Hawker UK. The facility, which may be drawn up to an aggregate amount of 5.2 million British pounds sterling (approximately $7.4 million), must be repaid within 364 days. Amounts advanced under the facility bear interest, payable monthly, at a daily average rate based on the London Sterling Overnight Index Average ("SONIA"), plus a 270 basis point margin (approximately 8% as of June 30, 2001). Proceeds from the facility will be used for certain capital investments, and to supplement general working capital in Hawker UK. As of July 31, 2001, Hawker UK has drawn $3,057,000 on the line of credit.

   Hawker US and Hawker UK have two separate senior loan facilities with Landesbank Hessen-Thuringen Girozentrale and Kreditanstalt fur Wiederaufbrau (the "Banks"). To obtain the consent of the Banks for the credit line facility, LHT entered into a Guarantee Agreement on June 8, 2001, with the Banks. Under the Guarantee Agreement, LHT agreed to provide a guarantee (the "Guarantee") to secure the claims of the Banks under the $45,000,000 Credit Agreement with Hawker US. In consideration for the Guarantee, the Banks entered into a Guarantee Commission Agreement with LHT on June 8, 2001, whereby the Banks agreed to pay LHT a commission equal to 1.95% per annum on the amount drawn under the Credit Agreement. In addition, the Banks executed letter agreements confirming that any amounts drawn by Hawker UK on the credit line will not be taken into account in determining the compliance of Hawker US or Hawker UK with the senior loan facilities.

   During the second quarter of 2001, the Company received $783,000 from LHT for overhaul services rendered, and purchased $82,000 of spare parts from LHT.

* * *

6.  SUBSEQUENT EVENTS

   In July 2001, the Company entered into a Cooperation Agreement and General Supporting Contract with LHT. The Cooperation Agreement establishes areas of cooperation between the Company and LHT related to aircraft component and landing gear services jointly provided by both companies to their combined customer base. The General Supporting Contract describes the procedures, terms and conditions under which the Company and LHT shall together perform the services contemplated under the Cooperation Agreement. The Cooperation Agreement does not specify the amount of work that will be done at the Company's London facility or the amounts to be charged, but if current service contracts of LHT and the Company were to remain in effect over the next three years, charges remained as currently provided in those service contracts and if the number of covered aircraft and current customer maintenance schedules and requirements remained in effect through this period, the Company's London operation would see additional activity during the next three years of up to approximately $22 million in additional revenue. This amount may increase or decrease materially based on a number of factors including, among others, new service contracts awarded to either LHT or the Company, changes in existing service contracts, aircraft retirements or sales, changes in customer schedules or requirements, and operational planning by either party.

                                                                 Exhibit (e)(7)

Excerpted Portions of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

Notes to Unaudited Consolidated Financial Statements

3.  NOTE PAYABLE TO RELATED PARTY

   On June 8, 2001, the Company's majority shareholder, Lufthansa Technik AG ("LHT"), provided a revolving line of credit to Hawker UK. The facility, which may be drawn up to an aggregate amount of 5,200,000 British pounds sterling ($7,564,000 at November 9, 2001), is currently scheduled for repayment in June 2002 (see Note 7). Amounts advanced under the facility bear interest, payable monthly, at a daily average rate based on the London Sterling Overnight Index Average ("SONIA"), plus a 270 basis point margin (approximately 8% as of September 30, 2001). Proceeds from the facility are being used for capital investment and additional working capital at Hawker UK. As of November 9, 2001, 290,000 pounds ($422,000) remained available on the line of credit.

* * *

7.  SUBSEQUENT EVENTS

   As noted in Note 1 above, on October 1, 2001, First Union Securities Inc. was awarded $989,000 in an arbitrated claim against the Company which arose out of a series of transactions with LHT in September 2000. Pursuant to an indemnification agreement, the Company ceded control of the First Union claim to a group of individual shareholders associated with Unique Investment Corporation (the "Unique Sellers") who agreed to indemnify the Company for any costs related to the claim in excess of $250,000. The Company incurred its $250,000 obligation under the First Union claim during fiscal 2000. As of September 30, 2001, the Company has recorded the $989,000 arbitration award and an additional $32,000 in other related costs in Other Liabilities. The Company has also recorded the corresponding claim receivable of $1,021,000 in Other Receivables to represent the aggregate indemnification obligation owed to the Company by the Unique Sellers. In October 2001, the Company paid First Union the $989,000 award.

   On October 22, 2001, the Company filed an arbitration claim for indemnification from the Unique Sellers pursuant to an indemnification agreement. The Company believes it is probable that it will prevail in the arbitration and that neither the arbitration award nor the indemnification proceeds would have any prospective impact on the Company's Statement of Operations.

   Amounts advanced under the LHT line of credit are currently scheduled for repayment in June 2002. In a letter dated October 12, 2001, LHT agreed that it will extend the term of the credit line by one year if Hawker UK lacks sufficient funds to repay the loan in June 2002.

* * *

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   On September 14, 2001, the Company held its annual meeting of shareholders. The following three proposals were approved by the Company's shareholders, with each proposal receiving 6,661,532 affirmative votes. No proposal received any votes against or withheld, and there were no abstentions or broker non-votes.

   1. All current directors were re-elected to a classified Board. Mellon C. Baird, David L. Lokken, Joel F. McIntyre, and Laurans A. Mendelson were elected to serve in Class I, with a term ending in 2002. August W. Henningsen, Dr. Peter Jansen, and James C. Stoecker were elected to serve in Class II, with a term ending in 2003.

   2. The issuance of a warrant to LHT to purchase up to 2,500,000 shares of the Company's common stock at a price of $4.25 was approved. This warrant was issued in consideration of a $9.3 million subordinated loan from LHT to the Company in September 2000.

   3. The issuance to LHT of 35,582 shares of the Company's common stock was approved. This issuance was in payment of the remaining portion of the accrued and unpaid dividends on the Company's 8% Series C Convertible Preferred Stock that was converted by LHT into common shares of the Company in December 2000.